U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2010

Commission File No.: 001-04192

Terra Nova Royalty Corporation
(Translation of Registrant’s name into English)

Suite #1620 — 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes	☒ No

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  ☐

Interim Report for the Three and Nine Months Ended September 30, 2010
(November 15, 2010)

The following report and the discussion and analysis of our financial condition and results of operations for the three-and nine-month periods ended September 30, 2010 should be read in conjunction with our unaudited interim financial statements and notes for the three and nine months ended September 30, 2010, our 2009 annual audited financial statements and the notes thereto and our 2009 annual report on Form 20-F. Our financial statements were prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). For a reconciliation of our 2009 audited consolidated financial statements to United States GAAP, see Note 33 to such statements in our 2009 annual report on Form 20-F. Unless otherwise stated, all references to dollar amounts herein are to United States dollars. All references to “C$” herein are to Canadian dollars.

Disclaimer for Forward-Looking Information

Certain statements in this report are forward-looking statements, which reflect our expectations regarding our future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits we will obtain from them. These forward-looking statements reflect our current views and are based on certain assumptions and speak only as of the date hereof. These assumptions, which include our current expectations, estimates and assumptions about our business and the markets we operate in, the global economic environment, interest rates, exchange rates and our ability to manage our assets and operating costs, may prove to be incorrect. A number of risks and uncertainties could cause our actual results to differ materially from those expressed or implied by the forward-looking statements, including: (i) changes in iron ore and other commodities prices; (ii) the performance of the properties underlying our interests; (iii) decisions and activities of the operator of our royalty interests; (iv) unanticipated grade, geological, metallurgical, processing or other problems experienced by the operators of our royalty interests; (v) economic and market conditions; (vi) the availability of suitable acquisition opportunities and the availability of financing necessary to complete such acquisitions; (vii) our ability to integrate Mass Financial Corp. with our business; and (viii) other factors beyond our control. Additional information about these and other assumptions, risks and uncertainties are set out in the “Risk Factors” section of this report and in our annual report on Form 20-F for the year ended December 31, 2009 filed with the U.S. Securities and Exchange Commission (the “SEC”) and Canadian securities regulators.

There is a significant risk that our forecasts and other forward-looking statements will not prove to be accurate. Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CHAIRMAN’S LETTER

TERRA NOVA ROYALTY CORPORATION

Dear Shareholders:

In 2010, we separated into two distinct owned and operated businesses: a mineral royalty and natural resources business conducted by Terra Nova Royalty Corporation (“Terra Nova”, “we”, or “us”); and an industrial plant technology, equipment and service business (the “Industrial Business”) conducted by our former subsidiary, KHD Humboldt Wedag International AG (“KID”). As a result of the separation, as of March 31, 2010, we no longer consolidate the results of the Industrial Business. All references to dollar amounts are in United States dollars unless otherwise stated.

KID Distributions

The separation was effected by a distribution of KID shares to our shareholders in tranches:

•	March 30th, we distributed to our shareholders, by way of a return of capital, 8.6 million shares of KID (being about 26% of the issued KID shares), effectively tax free for shareholders;

•	July 1st, we distributed to our shareholders 7.6 million shares of KID (being about 23% of the issued KID shares) for which there was Canadian withholding tax of 15% for U.S. residents;

•	September 23rd, we distributed to our shareholders, by way of a return of capital, 9.5 million KID shares (being about 29% of the issued KID shares) without any withholding taxes; and

•	we will distribute to shareholders on December 31, 2010, the record date, subject to regulatory approval, by way of a return of capital, the balance of the KID shares held by Terra Nova, which will be tax free to Terra Nova and without tax for our shareholders. Based on the number of Terra Nova common shares outstanding after the acquisition of Mass Financial Corp. (“Mass”), shareholders will receive one KID share for every ten common shares of Terra Nova held at the record date (no fractional shares will be issued and amounts will be rounded to the nearest whole number). This distribution will be conducted on a similar basis to the past distributions of KID shares. Further instructions and materials respecting the distribution will be disseminated shortly in a separate news release and will also be posted to Terra Nova’s website. This is the final distribution of KID shares.

We wish to congratulate and wish KID success as an independent company. We remain very supportive of Jouni Salo and his excellent management team and will continue to assist them in every way we can in the future.

Results for the Quarter ended September 30, 2010

For the three months ended September 30, 2010, unless otherwise noted, Terra Nova reported total income from our resource property of $16.2 million and net income of $6.2 million, or $0.19 per share on a diluted basis. As at September 30, 2010, Terra Nova had cash and securities of $145.3 million and working capital was $155.3 million.

CHAIRMAN’S LETTER

i

TERRA NOVA ROYALTY CORPORATION

The following table sets out a summarized income statement for just our resource property segment and directly attributable direct costs, expenses and taxes:

	Three Months Ended
	September 30, 2010
	(All amounts in thousands)

Income from interest in resource property(1)	$4,940	(2)
Arbitration award	11,219

Total income from resource property	16,159

General and administration expenses
Expenses	1,130
Amortization	303

	1,433

Income before resource property revenue tax	14,726	(3)
Resource property revenue tax	3,319

Net income from resource property	$11,407	(3)

(1)	Income from interest in resource property is subject to seasonal and cyclical fluctuations.

(2)	Revenue in the second quarter of 2010 reflected an increased price for one of the five component pellets, which increased the royalty rate per ton from C$5.955 in the second quarter of 2010 to C$6.571 in the third quarter of 2010.

(3)	It should be clearly noted that our overall income before tax and net income included additional costs, expenses and income taxes not directly related to our resource property business, which can be reconciled to GAAP as follows:

	Income before taxes	Net Income

From resource property business	$14,726	$11,407
Additional costs, expense and income taxes not directly related to resource property business	7,290	5,181

Per GAAP	$7,436	$6,226

For the nine months ended September 30, 2010 (which include revenue and expenses of the Industrial Business for the first quarter of 2010), Terra Nova reported total income from our resource property of $24.9 million, revenues from our former Industrial Business of $101.6 million and a net loss to our shareholders of $12.6 million, or a net loss of $0.41 per share on a diluted basis. Since we have deconsolidated the Industrial Business during the period, we do not believe that the results relating to it are indicative of our financial results on a going-forward basis.

Wabush Royalty — Recent Developments

There were five key developments relating to our royalty interest in the Wabush iron ore mine:

•	we received a favorable decision from the arbitration panel relating to our claims against the mine owners and received an award for damages for an aggregate royalty underpayment of approximately C$11.7 million. We are currently seeking to recover interest and expenses of approximately C$4.0 million;

•	the current royalty rate went up to C$6.57 per ton in the third quarter from C$5.96 and C$5.16 per ton, for the second and first quarter 2010, respectively;

•	the third quarter of 2010 showed a lower than average tons shipped. The major contributing factor was that Cliffs Natural Resource Inc. (“Cliffs”), the mine operator, conducted an equipment shutdown at the port for 18 days, due to scheduled maintenance;

CHAIRMAN’S LETTER

TERRA NOVA ROYALTY CORPORATION

•	we have given notice pursuant to our rights under the terms of the lease agreement underlying the Wabush royalty to renegotiate the royalty rate; and

•	management of the Wabush mine has indicated that Cliffs has planned capital expenditures, estimated at $40.0 to $45.0 million, in 2011 for conversion of the production lines to reduce manganese with an additional $30.0 million to be spent on other equipment upgrades and replacement, as well as about $30.0 million for environmental clean-up.

Royalty Rate and Non-Published Price Effect

The Wabush royalty is paid quarterly and is based on the tonnage of iron ore pellets shipped from Pointe Noire, Quebec. One of the major components in the calculation of the Wabush royalty rate payable is based on the most recently published prices of a basket of five particular iron ore pellets, only two of which have been published in the third quarter of 2010.

Historically, iron-ore benchmark prices were determined in the first quarter of the calendar year through negotiations between the major producers and their most significant customers. These prices were then generally adopted by the other suppliers when published.

The significant increase in benchmark prices from 2007 to 2008 was resisted by the major Chinese steel mills in particular, who also refused to accept the lowered benchmark pricing offered in 2009. This led major iron ore suppliers to announce a move to quarterly benchmark pricing for 2010, and culminated in the negotiation of proprietary pricing agreements with specific customers that were not published. As a result, the related royalty rate component for our Wabush royalty payments for the first half of 2010 was based on 2009 prices.

Increased prices for two of the five component pellets in the pricing basket have been recently published. If all five component pellets increase their prices to the 2008 levels, our royalty rate will be C$7.74 per ton.

Rights Offering Completed

On July 27, 2010, we announced a rights offering (the “Rights Offering”), pursuant to which, each holder of our common shares of record as of August 6, 2010, received one transferable right (a “Right”) for every common share held as of such date. Every four Rights entitled a holder to purchase one common share at a price of $6.60. On September 8, 2010 we announced that the Rights Offering was fully subscribed. A total of 7,571,227 Shares of terra Nova were issued under the Rights Offering pursuant to the subscription privileges, representing total gross proceeds of approximately $50.0 million. The Rights Offering was oversubscribed, with subscriptions and requests for oversubscription amounting to approximately $125.5 million, or well over twice the amount we offered for sale. We appreciated the vote of confidence represented by this response.

Accounting

We intend to change our financial reporting standards from Canadian GAAP to International Financial Reporting Standards (“IFRS”) from January 1, 2010 and have applied to Canadian securities regulators to do so. Pursuant to IAS.16, Property, Plant and Equipment, we currently expect to increase the value of the Wabush royalty asset to its fair value. If this were implemented as of December 31, 2009, based upon our current valuation including current royalty rates and

CHAIRMAN’S LETTER

TERRA NOVA ROYALTY CORPORATION

forecasted demand, we currently estimate it would result in a value for the existing royalty of $200 million and we estimate the pro-forma effect on such an increase would be as follows:

(All amounts in thousands)

Carrying value Dec. 31, 2009	$27,150
Valuation increase	172,850
Revised book value[1]	200,000
Long-term income tax provision	(51,850)
Increase in shareholders’ equity	121,000
Shares outstanding (000’s)[2]	62,570
Increase in shareholders’ equity per share	$1.93

(1)	The increase in value has been calculated using a discount rate of 8%.

(2)	Number of shares outstanding after the acquisition of 100 percent of the common shares of Mass.

The above-mentioned valuation does not take into consideration the current pricing developments.

The final distribution of the KID shares in the fourth quarter and the change to IFRS will allow us to present a clearer picture of our financial position by presenting KID as a discontinued operation which in effect removes KID results from our profit and loss statement and year end balance sheet with our royalty assets revalued at December 31, 2010. We believe this presentation will provide a very clear foundation going forward.

Book Value

We view our book value per share as a key indicator of our overall financial performance. Our pro forma book value per share as at September 30, 2010, giving effect to the next distribution of KID shares and the Rights Offering, is set forth below.

	30-Sep-10	No. of Shares
	(All dollar amounts in thousands, except per share amounts)

Historical shareholders’ equity amount of Terra Nova	$219,764	37,897,538
Shares (approx) issued for acquisition of Mass	224,564	24,672,850
Revaluation of interest in resource property, net of taxes	121,000	n/a
Distribution of KID shares (4th tranche)	(32,678)	n/a

	532,650	2,570,388

Per share, pro forma	$8.51

Cash Dividend Policy

The Board of Directors met on November 2, 2010. At the meeting the Board stated that it intends to pay a regular quarterly cash dividend at a rate equal to the NYSE Composite annual dividend yield plus 0.25%, with the first regular quarterly dividend on January 20, 2011.

Tender Offer for Mass

On November 9, 2010, we announced the expiry of our offer to acquire all of the class A common shares of Mass (Vienna Stock Exchange symbol: MASS) (OTC Pink Sheets: MFCAF) through a wholly-owned subsidiary (the “Offer”). Pursuant to the Offer, Mass shares, representing over 93% of the outstanding shares of Mass, excluding shares held by Terra Nova, were tendered.

CHAIRMAN’S LETTER

TERRA NOVA ROYALTY CORPORATION

All conditions of the Offer have either been satisfied or waived, and Terra Nova will accept all tendered Mass shares. We plan to acquire the remaining Mass shares through a compulsory acquisition pursuant to applicable laws and, subsequently intend to cause the amalgamation of Mass with a wholly-owned subsidiary of Terra Nova.

The acquisition of Mass changes our profile, with the combined company having annual revenues in the range of $400 million and a stronger balance sheet. We will continue to trade on the NYSE under the ticker symbol: TTT.

Terra Nova intends to change its name, upon NYSE approval, to better reflect its ongoing business. We will issue approximately 25 million shares in exchange for shares of Mass pursuant to the Offer and subsequent transactions, resulting in our issued & outstanding share balance being approximately 62.6 million. The events of the third quarter were landmarks for Terra Nova, and the third-quarter report will be the last before the acquisition of Mass.

Outlook

We believe that we are well positioned to grow Terra Nova, as we have a strong balance sheet, and good cash flow. We continually review the effectiveness of our strategy and are working on substantial opportunities, but are maintaining our financial discipline. Our commitment is to enhance shareholder value. Upon completion of the Mass transaction, Ernest Alders will be appointed President of the combined Companies, and Ferdinand Steinbauer will be our new Chief Financial Officer. I will stay on as Chief Executive Officer and Chairman of Terra Nova.

We would like to take this opportunity to welcome the Mass shareholders and especially our new 550 Mass employees to the Terra Nova family. This transaction is also excellent for our suppliers and customers.

Respectfully submitted,

/s/  Michael J. Smith

Michael J. Smith
Chairman of the Board

CHAIRMAN’S LETTER

v

MANAGEMENT’S DISCUSSION AND ANALYSIS

Nature of Business

We are a mineral royalty and natural resource company with a focus on acquiring royalty and other interests in resource properties. We are currently active in the royalty business, primarily through our indirect interest in the Wabush iron ore mine in Newfoundland and Labrador, Canada. We are seeking to expand our business by acquiring additional royalty interests in resource properties and/or through the acquisition of or investment in mining and other natural resource projects.

We currently indirectly derive production royalty revenue from a mining sub-lease of the lands upon which the Wabush iron ore mine is situated (the “Wabush Royalty”). The Wabush Royalty commenced in 1956 and expires in 2055.

The Wabush iron ore mine is owned and operated by Cliffs Natural Resources, Inc. (“Cliffs”). Under the mining sub-lease, Cliffs pays royalties to the holder of the royalty interest based upon the amount of iron ore pellets shipped. Iron ore is shipped from the Wabush iron ore mine to Pointe Noire, Quebec, Canada, where it is pelletized. In 2009, 2008 and 2007, 3.2 million, 3.9 million and 4.8 million tons of iron pellets, respectively, were shipped from Pointe Noire. Such shipments are subject to seasonal and cyclical fluctuations. Pursuant to the terms of the Wabush Royalty, the royalty payment is not to be less than C$3.25 million per annum until its expiry.

Although we can provide no assurance as to the future production levels, we currently believe that, in the medium term, production from the mine will generally be maintained at relatively consistent levels, subject to market conditions.

Until March 30, 2010, we also operated in the industrial plant engineering and equipment supply business (the “Industrial Business”) through our former subsidiary KHD Humboldt Wedag International (Deutschland) AG and its affiliates (collectively, “KID”). As at March 30, 2010, we effected a reorganization and plan of arrangement (the “Arrangement”) pursuant to which, among other things, we distributed a portion of our interest in KID to our shareholders and ceased to consolidate KID as at March 31, 2010.

Pursuant to the terms of the Arrangement, among other things, our shareholders received one common share of KID for every three and one-half of our common shares held (calculated after a two-for-one forward split of KID). As a result, we distributed 8,645,688 common shares of KID, representing approximately 26% of its outstanding common shares to our shareholders as a return of capital. In connection with the Arrangement, we entered into a shareholder agreement (the “Custodian Agreement”) with another corporate shareholder of KID (the “Custodian”) dated March 27, 2010, pursuant to which we engaged the Custodian to direct the voting of the remainder of our holdings of KID common shares. As a result, and given that we do not share any common directors or officers with KID, we no longer consider KID a subsidiary and ceased to consolidate it as at March 31, 2010. For further information regarding the foregoing, please refer to Note 6 of our unaudited financial statements for the period.

On June 21, 2010, we declared a special dividend, whereby we distributed an additional 7,571,228 common shares of KID, representing approximately 23% of the total issued shares of KID, to our shareholders of record on July 1, 2010 on a pro-rata basis on the basis of one common share of KID for every four of our common shares held

On September 13, 2010, we distributed (the “Third Distribution”) an additional 9,474,384 KID common shares, representing approximately 29% of the total issued shares of KID, by way of a return of capital to our shareholders. The distribution was paid to our shareholders of record as of September 23, 2010 on the basis of one common share of KID for every four of our common shares held.

We continue to hold approximately 20% of the outstanding KID common shares, which we intend to distribute after completion of the Offer (as defined below).

Rights Offering

On September 8, 2010, we announced the closing of our rights offering (the “Rights Offering”), pursuant to which each holder of our common shares of record as of August 6, 2010 received one transferable right (a “Right”) for every common share held as of such date. Every four Rights entitled a holder to purchase one common share at a price of $6.60. A total of 7,571,227 of our common shares were issued under the Rights Offering pursuant to the subscription privileges thereunder, representing total gross proceeds of approximately $50.0 million.

The proceeds of the Rights Offering are intended to be used to finance the acquisition and development of additional interests in mineral projects and/or properties and for working capital and general corporate purposes.

Acquisition of Mass Financial Corp.

On September 27, 2010, we announced that we had entered into a support and merger agreement (the “Agreement”) with TTT Acquisition Corp. (the “TTT Subco”), our wholly-owned subsidiary, and Mass Financial Corp (“Mass”), which provided for our acquisition of Mass by way of a multi-step transaction, including a tender offer by TTT Subco for all of the outstanding class A common shares of Mass (the “Offer”) and the subsequent amalgamation of TTT Subco and Mass. The Offer was made on October 7, 2010 on the basis of one of our common shares for each Mass share.

The Offer and the transactions contemplated under the Agreement were designed to effect a combination between us and Mass with an exchange ratio based upon the fully-diluted net book value per share of each company adjusted: (i) in our case, to reflect the fair value of our Wabush royalty interest, the after-tax recovery for past Wabush royalty underpayments, excluding pending claims for interest and costs, the recently completed Rights Offering, a payment for a resource property in the third quarter of 2010 and the Third Distribution of KID shares; and (ii) in the case of Mass, to reflect the fair value of its resource interests and the conversion to shares of debt instruments. Based upon the foregoing adjustments, for the purposes of the Offer, the Terra Nova shares were valued at $8.91 per share.

The Offer expired at 11:59 p.m. (Eastern time) on November 8, 2010. The preliminary tabulation received from the depository for the Offer indicates that, as of the expiry of the Offer, the number of Mass shares tendered under the Offer, along with Mass shares already held by us prior to the Offer, shall result in us owning in excess of 90% of the outstanding shares of Mass.

All conditions of the Offer have either been satisfied or waived, and we intend to accept all tendered Mass shares. We intend to complete the acquisition of Mass shares under the Offer on or about November 15, 2010.

We currently plan to complete our acquisition of Mass by effecting a compulsory acquisition of the Mass shares not tendered under the Offer pursuant to applicable laws, and subsequently causing the amalgamation of Mass with TTT Subco.

Mass is an integrated commodities and financial services company. It conducts its operations internationally. Mass’s activities include the supply and sales of commodities, proprietary investing and financial services. The completion of the transaction is expected to significantly strengthen our capital resources and enhance our opportunities for growth and provide geographic and product diversification and operating expertise. It will also ensure that the growth potential in the Mass commodities operations can be optimized through its combination with us.

Presentation of Financial Information/Accounting Treatment

As a result of the Arrangement being completed on March 30, 2010, we ceased to consolidate the results of operations of the Industrial Business as of March 31, 2010. Therefore, the results of operations of the Industrial Business were consolidated in our consolidated statements of operations and consolidated statement of cash flows for the quarter ended March 31, 2010 but not for the quarters ended June 30, 2010 or September 30, 2010. Further, the Industrial Business is not consolidated in our balance sheet as at March 31, June 30, and September 30, 2010. Additionally, as a result of such deconsolidation of the Industrial Business as of March 31, 2010, we do not view its results of operations for the first nine months of 2010 to be indicative of our future operating performance or results of operations. At September 30, 2010, the carrying amount of our investment in the common shares of KID approximated its fair value and there was no gain or loss recognized in connection with the cessation of the consolidation of KID.

Summary of Quarterly Results

The following tables provide selected financial information for our eight most recently completed fiscal quarters:

	September 30,	June 30,	March 31,	December 31,
	2010(1)	2010(1)	2010	2009
	(United States dollars in thousands, except per share amounts, in accordance with Canadian GAAP)

Revenues from the Industrial Business	$—	$—	$101,585	$210,200
Gross profit	—	—	26,443	65,898
Income from resource properties	4,940	4,949	3,819	4,978
Selling, general and administrative expense	(5,329)	(4,124)	(21,972)	(18,961)
Restructuring costs recovery, excluding inventory write-down and write-up	—	—	465	1,616
Operating income	10,830	825	10,170	58,966
Loss on settlement of investment in preferred shares of former subsidiaries	—	—	—	—
Net income (loss) attributable to holders of common shares	6,226	(282)	(18,541)	39,485
Net income (loss) attributable to holders of common shares, per share
Basic	0.19	(0.01)	(0.61)	1.30
Diluted	0.19	(0.01)	(0.61)	1.30

(1)	Reflects the deconsolidation of our Industrial Business as of March 31, 2010. As a result of the deconsolidation, we no longer include the results of operations of the Industrial Business in our results of operations.

	September 30,	June 30,	March 31,	December 31,
	2009	2009	2009	2008
	(United States dollars in thousands, except per share amounts,
	in accordance with Canadian GAAP)

Revenues from the Industrial Business	$148,233	$105,847	$112,128	$163,682
Gross profit (loss)	29,148	21,952	19,392	(356)
Income from resource properties	4,630	1,792	2,130	3,531
Selling, general and administrative expense	(18,050)	(22,571)	(15,214)	(16,763)
Restructuring costs, excluding inventory write-down and write-up	(4,063)	(17)	(6,756)	—
Operating income (loss)	11,459	2,461	(1,337)	(14,582)
Loss on settlement of investment in preferred shares of former subsidiaries	—	(9,538)	—	—
Net income (loss) attributable to holders of common shares	7,475	(7,454)	1,205	(64,857)
Net income (loss) attributable to holders of common shares, per share
Basic	0.25	(0.25)	0.04	(2.12)
Diluted	0.25	(0.25)	0.04	(2.12)

Summary Selected Information Related to the Wabush Royalty

The following table sets forth historical total iron ore shipments (which include pellets, chips and concentrates) and royalty payments to us based upon the amounts reported to us by the Wabush mine operator:

							Gross
					Total	Gross	Average
					Tonnage	Royalties	Royalty/Ton
Year	Q1	Q2	Q3	Q4	Shipped	Received(1)	Received
	(All amounts in Canadian dollars, except tonnage data)

2004	1,003,229	1,667,777	416,096	925,061	4,012,163	$10,060,041	$2.51
2005	789,445	1,392,022	1,298,732	981,617	4,461,816	13,736,250	3.08
2006	750,649	1,295,895	941,937	1,288,988	4,277,469	16,392,665	3.83
2007	472,497	1,607,210	1,591,367	1,338,917	5,009,991	22,357,833	4.46
2008	693,805	1,437,433	1,117,483	704,910	3,953,631	31,288,027	7.91
2009	402,494	385,627	1,202,105	1,197,881	3,188,107	17,350,127	5.44
Average Shipments (Tons)	685,353	1,297,661	1,094,620	1,072,896	4,150,530

(1)	Subject to a 20% resource property revenue tax.

Results of Operations — Quarter Ended September 30, 2010 Compared to the Quarter Ended September 30, 2009

Our results of operations for the three months ended September 30, 2010 do not include the results of operations from the Industrial Business which we ceased to consolidate as at March 31, 2010. As a result, revenues, cost of revenues, reductions in loss on terminated customer contracts and gross profit from such Industrial Business were each $nil for the three months ended September 30, 2010, compared to $148.2 million, $122.4 million, $2.1 million and $29.0 million for the same period in 2009.

During the third quarter of 2010, income generated by the Wabush Royalty marginally increased to approximately $4.9 million from approximately $4.6 million over the same quarter in 2009. This increase in royalty income was mainly attributable to a higher royalty rate. A total of 832,439 tons and 1,202,105 tons of iron ore pellets were shipped from Pointe Noire, Québec by the Wabush iron ore mine during the three months ended September 30, 2010 and 2009, respectively.

In December 2005, we commenced an action against the current and former owners of the Wabush mine, claiming that such parties breached their duties by inaccurately reporting and underpaying the royalties due under the sub-lease. The parties proceeded to arbitration, which concluded in August 2009. In the second quarter of 2010, the arbitration panel released its decision wherein it determined the issue of liability on several claims in our favour. We were awarded C$11.7 million in damages for past underpayments. The amount, net of related property revenue tax, was collected in October 2010.

During the nine months ended September 30, 2010, many of the world’s largest iron ore producers began to move away from the annual international benchmark pricing mechanism that had been prevalent in the industry and in many customer supply agreements. This resulted in a shift in the industry towards shorter term pricing arrangements linked more closely to the spot market.

This shift in the marketplace has, among other things, made obsolete certain of the world iron ore pellet pricing methodology for calculating the royalty rate due to us contained in our sub-lease for the Wabush iron mine. As a result of these market changes, and as the sub-lease permits us to renegotiate an increase in the royalty rates when the mine achieves certain profitability thresholds, which we believe have been obtained, we have served the mine owner with formal notice of our intention to reopen negotiation of the calculation of the royalty rate provided for in the sub-lease. At this time, we cannot predict with any certainty the effect of any such renegotiation or the timeframe within which it may be effected.

Selling, general and administrative expenses during the three months ended September 30, 2010 were $5.3 million, compared to approximately $18.0 million during the three months ended September 30, 2009. The decrease in selling, general and administrative expenses for the three months ended September 30, 2010 was primarily due to the deconsolidation of the Industrial Business partially offset by increased legal and professional fees related to merger and acquisition activities.

During the three months ended September 30, 2010, we incurred stock-based compensation expenses of $nil, compared to an expense of $0.2 million for the same period in 2009.

Operating income in the quarter ended September 30, 2010 was $10.8 million, down from $11.5 million in the same quarter of 2009, primarily as a result of the deconsolidation of the Industrial Business, which contributed gross profit of approximately $29.0 million in the third quarter of 2009. The decrease in operating income in the quarter ended September 30, 2010 was partially offset by a decrease in selling, general and administrative expenses in the quarter of $12.6 million from the same quarter of 2009, the arbitration amount of $11.2 awarded to us in relation to the Wabush mine and a decrease in restructuring costs.

In the quarter ended September 30, 2010, interest income decreased to $0.9 million from $2.0 million in the prior quarter as a result of lower cash balances due to the cessation of the consolidation of the Industrial Business.

Foreign currency transaction losses marginally increased to $1.5 million in the third quarter of 2010 from $1.4 million for the three months ended September 30, 2009.

Provisions for income taxes decreased to $1.2 million during the three months ended September 30, 2010 (recovery for income taxes of $2.1 million and resource property taxes of $3.3 million), compared to $5.2 million for the same period in 2009 (provision for income taxes of $4.1 million and resource property taxes of $1.1 million). Provisions for income taxes decreased as a result of a reduction in estimated tax expenses.

During the three-month period ended September 30, 2010, we had net income of $6.2 million attributable to our shareholders, or $0.19 per share on a basic and diluted basis, compared to net income of $7.5 million, or $0.25 per share on a basic and diluted basis, for the three months ended September 30, 2009.

Results of Operations — Nine Months Ended September 30, 2010 Compared to the Nine Months Ended September 30, 2009

Based upon the period average exchange rates for the nine-month period ended September 30, 2010 and 2009, the United States dollar decreased by 11.5% in value against the Canadian dollar compared to the period average exchange rates in 2009. As at September 30, 2010, the United States dollar had decreased by 1.6% against the Canadian dollar since December 31, 2009.

During the nine months ended September 30, 2010, revenues from the Industrial Business decreased to $101.6 million from $366.2 million for the same period in 2009. The decrease in revenues was as a result of the deconsolidation of the results of operations from the Industrial Business as of March 31, 2010.

For the nine months ended September 30, 2010, cost of revenues for the Industrial Business declined to $78.7 million from $296.2 million for the nine months ended September 30, 2009. The decrease in cost of revenues primarily reflects the deconsolidation of the results of operations from the Industrial Business as of March 31, 2010. The gross profit margin for the Industrial Business increased to 26.0% in the first nine months of 2010 from 19.2% for the same period in the prior year. This increase in gross profit margin primarily resulted from a reduction in loss on terminated contracts of $3.5 million for the nine months ended September 30, 2010, compared to $76,000 over the same period in 2009.

During the first nine months of 2010, income generated from the Wabush Royalty increased by approximately 60.3% to $13.7 million from $8.6 million over the same period in 2009. This increase in royalty income was mainly attributable to a higher royalty rate and increased shipments from Pointe Noire, Quebec due to increased demand for iron ore during the nine months ended September 30, 2010. A total of 2,647,646 tons and 1,990,226 tons of iron ore pellets were shipped from Pointe Noire, Québec by the Wabush iron ore mine during the nine months ended September 30, 2010 and 2009, respectively.

In December 2005, we commenced an action against the current and former owners of the Wabush mine, claiming that such parties breached their duties by inaccurately reporting and underpaying the royalties due under the sub-lease. The parties proceeded to arbitration, which concluded in August 2009. In the second quarter of 2010, the arbitration panel released its decision wherein it determined the issue of liability on several claims in our favour. We were awarded C$11.7 million in damages for past underpayments. The amount, net of related property revenue tax, was collected in October 2010.

Selling, general and administrative expenses, excluding stock based compensation, decreased by 43.3% to $31.4 million for the nine-month period ended September 30, 2010 from $55.5 million in the same period in 2009, primarily as a result of reduced costs resulting from the deconsolidation of the Industrial Business as of March 31, 2010.

Selling, general and administrative expenses incurred in connection with our royalty and natural resources business during the nine months ended September 30, 2010 were $2.9 million, compared to $2.8 million during the nine months ended September 30, 2009.

For the nine months ended September 30, 2010, we had a recovery from stock-based compensation of $1.4 million, compared to $0.2 million during the nine months ended September 30, 2009. The recovery in the current period was due to the forfeiture of 416,664 stock options during the first quarter of 2010.

Operating income in the nine months ended September 30, 2010 increased to $21.8 million from $12.6 million in the same period of 2009, primarily because of an increase in the income generated from the Wabush Royalty, the arbitration award in the amount of C$11.7 million in relation to the Wabush mine and the recovery of restructuring costs of $0.5 million in 2010 compared to restructuring costs of $10.9 million in the Industrial Business in the 2009 period.

Operating income from our ongoing business was $3.6 million in the nine months ended September 30, 2010, compared to a loss of $1.8 million in the same period of 2009.

During the nine months ended September 30, 2010, net interest income decreased to $1.9 million (interest income of $2.4 million less interest expense of $0.6 million) from $3.9 million (interest income of $6.0 million less interest expense of $2.0 million) for the same period in 2009, primarily as a result of the deconsolidation of the Industrial Business as at March 31, 2010.

For the nine months ended September 30, 2010, we had net foreign currency transaction losses of $8.6 million, compared to losses of $0.7 million for the nine months ended September 30, 2009, primarily due to the realized cumulative translation adjustment loss arising from the cessation of the consolidation of the Industrial Business.

During the nine months ended September 30, 2009, we recognized a loss of $9.5 million in connection with the settlement of our investment in the preferred shares of a former subsidiary, compared to $nil in the current period.

Provisions for income taxes increased to $24.7 million during the nine months ended September 30, 2010 (provision for income taxes of $19.4 million and resource property revenue taxes of $5.3 million), compared to $7.3 million (provision for income taxes of $5.4 million and resource property revenue taxes of $1.9 million) for the nine months ended September 30, 2009. Provisions for income taxes increased as a result of taxes on dividends received from KID and capital gain taxes on the distribution of KID and the outside basis difference of our remaining holdings of KID.

In the nine-month period ended September 30, 2010, we had a net loss attributable to shareholders of $12.6 million, or $0.41 per share on a basic and diluted basis, compared to net income of $1.2 million, or $0.04 per share on a basic and diluted basis, in the same period in 2009.

Liquidity and Capital Resources

The following table is a summary of our selected financial information as at the dates indicated:

	September 30,	December 31,
	2010(1)	2009(1)
	(United States dollars
	in thousands)

Cash and cash equivalents	$133,273	$420,551
Working capital	155,315	370,821
Total assets	228,040	788,903
Long-term liabilities	Nil	96,038
Shareholders’ equity	219,764	319,788

(1)	As a result of the cessation of the consolidation of the Industrial Business from March 31, 2010, its assets and liabilities are not reflected in our September 30, 2010 balance sheet but are included in our December 31, 2009 balance sheet.

Our current sources of funds are primarily our cash on hand and income generated from the Wabush Royalty. Due to the nature of our business going forward, our current principal use of funds is selling, general and administrative expenses costs. However, as we seek to expand through the acquisition of other natural resource interests and projects, we anticipate that additional uses of funds will include costs associated with the identification of projects and the acquisition, development, and/or operation thereof.

We maintain a high level of liquidity, with a substantial amount of our assets held in cash and cash equivalents. The highly liquid nature of these assets provides us with flexibility in seeking to expand our business through acquisitions and investments and otherwise managing our business. The majority of our cash is currently deposited in highly rated financial institutions.

As at September 30, 2010, and as a result of the cessation of the consolidation of the Industrial Business: (i) total assets decreased to $228.0 million from $788.9 million as at December 31, 2009; (ii) current assets decreased to $163.6 million from $738.5 million as at December 31, 2009; (iii) we had no short-term cash deposits, trade accounts receivable or inventories, compared to short-term deposits of $6.9 million, trade accounts receivable of $97.0 million and inventories of $80.8 million as at December 31, 2009; (iv) restricted cash decreased to $3.0 million from $25.0 million as at December 31, 2009; (v) other receivables decreased to $14.1 million and contract deposits decreased to $0.8 million from $36.2 million and $53.9 million as at December 31, 2009, respectively; and (vi) cash and cash equivalents decreased to $133.3 million from $420.6 million as at December 31, 2009.

Pursuant to the Arrangement and the related reorganization, there was $0.4 million due to us from KID as at September 30, 2010.

Non-current assets increased to $64.4 million as at September 30, 2010 from $50.4 million as at December 31, 2009, primarily as a result of the inclusion of our remaining interest in KID in the amount of $32.7 million.

As at September 30, 2010, and as a result of the deconsolidation of the Industrial Business: (i) total current liabilities decreased to $8.3 million, which consist primarily of accounts payable and accrued expenses in the amount of $7.8 million; (ii) long-term liabilities decreased to $nil from $96.0 million as at December 31, 2009; and (iii) total liabilities decreased to $8.3 million from $463.7 million as at December 31, 2009.

Cash Flow Analysis

Cash Flow from Continuing Operating Activities.  Continuing operating activities used cash of $14.8 million during the nine months ended September 30, 2010, compared to using cash of $21.9 million during the nine months ended September 30, 2009.

An increase in short-term securities and restricted cash used cash of $1.5 million in the first nine months of 2010, compared to a net decrease providing cash of $6.1 million in the same period of 2009. A reduction in receivables provided cash of $21.4 million in the nine months ended September 30, 2010, compared to an increase in same using cash of $30.6 million for the same period in 2009. An increase in inventories used cash of $3.8 million during the nine months ended September 30, 2010, compared to a decrease in same providing cash of $36.8 million for the same period in 2009. A decrease in accounts payable and accrued expenses used cash of $37.5 million during the nine months ended September 30, 2010, compared to $37.3 million during the nine months ended September 30, 2009. Changes in advance payments received from customers used cash of $11.0 million during the nine months ended September 30, 2010, compared to providing cash of $6.2 million during the same period in 2009.

Cash Flow from Continuing Investing Activities.  Cash used in continuing investing activities was $286.0 million during the nine months ended September 30, 2010, compared to providing $4.5 million during the nine months ended September 30, 2009, which primarily reflects the disposition of cash held by KID as a result of the Arrangement and the deconsolidation of the Industrial Business.

Cash Flows from Continuing Financing Activities.  In the first nine months of 2010, continuing financing activities provided cash of $38.5 million, compared to $nil in the same period last year, as a result of the Rights Offering for gross proceeds of approximately $50.0, which was partially offset by a debt repayment of $10.3 million and $1.2 million being used in relation to a dividend paid to non-controlling interests.

Future Liquidity

Based upon the current level of operations, we believe that cash flow from operations and available cash will be adequate to meet our ongoing liquidity needs in the short and long term. Future expansion through the acquisition of mineral properties and/or additional royalty interests may require additional financing, which we may obtain through equity and/or debt financing.

Application of Critical Accounting Policies

The preparation of financial statements in conformity with GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

Our management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex. In our annual report on Form 20-F for the year ended December 31, 2009 filed with the SEC and Canadian securities regulators, we have identified certain accounting policies that are the most important to the portrayal of our current financial condition and results of operations. Such policies are incorporated by reference herein. In addition, we have identified certain accounting policies described below that, after the Arrangement and the deconsolidation of the Industrial Business, are the most important to our ongoing financial condition and results of operations. Changes in our significant accounting policies are disclosed in Note 3 to our unaudited interim financial statements for the period.

Revenue Recognition

We currently earn royalty income from our interest in the resource property which is situated in Newfoundland and Labrador, Canada. The property is leased to an operator and our royalty is based on a pre-determined formula consisting of certain market variables and shipment tonnage. We receive the royalty computation information from the operator.

Valuation of Securities

Securities held for trading are carried at current market value. Any unrealized gains or losses on securities held for trading are included in our results of operations.

Available-for-sale securities are also carried at current market value when current market value is available. Any unrealized gains or losses are included in other comprehensive income. When there has been a loss in value of an available-for-sale security that is other than a temporary decline, the security will be written down to recognize the loss in the determination of income. In determining whether the decline in value is other than temporary, quoted market price is not the only deciding factor, particularly for thinly traded securities, large block holdings and restricted shares. We consider, but such consideration is not limited to, the following factors: (i) the trend of the quoted market price and trading volume; (ii) the financial position and results for a period of years; (iii) liquidity or going concern problems of the investee; (iv) changes in or reorganization of the investee and/or its future business plan; (v) outlook of the investee’s industry; (vi) the current fair value of the investment (based upon an appraisal thereof) relative to its carrying value; and (vii) our business plan and strategy to divest the security or to restructure the investee.

Recent market volatility has made it extremely difficult to value certain securities. Subsequent valuations, in light of factors prevailing at such time, may result in significant changes in the values of these securities in future periods. Any of these factors could require us to recognize further impairments in the value of our securities portfolio, which may have an adverse effect on our results of operations in future periods.

Income Taxes

Management believes that it has adequately provided for income taxes based on all of the information that is currently available. The calculation of income taxes in many cases, however, requires significant judgment in interpreting tax rules and regulations, which are constantly changing.

Our tax filings are also subject to audits, which could materially change the amount of current and future income tax assets and liabilities. Any change would be recorded as a charge or a credit to income tax expense. Any cash payment or receipt would be included in cash from operating activities.

We currently have deferred tax assets which are comprised primarily of tax loss carry-forwards and deductible temporary differences, both of which will reduce taxable income in the future. The amounts recorded for deferred tax are based upon various judgments, assumptions and estimates. We assess the realization of these deferred tax assets on a periodic basis to determine whether a valuation allowance is required. We determine whether it is more likely than not that all or a portion of the deferred tax assets will be realized, based on currently available information, including, but not limited to, the following:

•	the history of the tax loss carry-forwards and their expiry dates;

•	future reversals of temporary differences;

•	our projected earnings; and

•	tax planning opportunities.

If we believe that it is more likely than not that some of these deferred tax assets will not be realized, based on currently available information, an income tax valuation allowance is recorded against these deferred tax assets.

If market conditions improve or tax planning opportunities arise in the future, we will reduce our valuation allowances, resulting in future tax benefits. If market conditions deteriorate in the future, we will increase our valuation allowances, resulting in future tax expenses. Any change in tax laws, particularly in Germany, will change the valuation allowances in future periods.

Changes in Accounting Policies including Initial Adoption

Effective January 1, 2010, we adopted the Institute of Chartered Accountants’ (“CICA”) Handbook Section 1582, Business Combinations, Section 1601, Consolidations, Section 1602, Non-controlling Interest, Section 3251, Equity and Section 1506, Accounting Changes. Sections 1601 and 1602 establish standards for preparation of consolidated financial statements and the accounting for non-controlling interests in financial statements that are equivalent to the standards under International Financial Reporting Standards (“IFRS”). These standards are effective for us for interim and annual financial statements beginning on January 1, 2011. Early adoption is permitted and we adopted this standard effective January 1, 2010. The adoption of these new accounting standards does not have any material impact on our financial position as of January 1, 2010, except for the presentation of the non-controlling interest which is now included in our equity.

Effective January 1, 2010, we also changed our amortization method for our interest in the resource property from the straight-line method to the unit-of-production method. Prior to 2010, the amount of proven reserves of the Wabush iron ore mine were not available to us. Currently, with the change in ownership of the operator of the Wabush iron ore mine, we are able to collect the proven reserves with reasonable certainty. Accordingly, management is of the opinion that it is appropriate to change the unit-of-production method as the shipment of iron pellets involves seasonal and cyclical fluctuations. Management considers that the change in the amortization method is a change in estimates and, accordingly, retroactive application does not apply. We recognized an amortization charge of $1.0 million in the nine months ended September 30, 2010, using the unit-of-production method. Had we continued to use the straight-line method, the amortization charge would have been $1.5 million for the same period.

International Financial Reporting Standards

Early Adoption

The Canadian Accounting Standards Board has mandated the adoption of IFRS effective for interim and annual financial statements relating to fiscal years beginning on January 1, 2011 for Canadian publicly accountable profit-orientated enterprises. Companies will be required to provide IFRS comparative information for the fiscal year immediately preceding the year in which they first adopt IFRS.

In Canadian Securities Administrators (“CSA”) Staff Notice 52-321 — Early Adoption of International Financial Reporting Standards, Use of US GAAP and Reference to IFRS-IASB (“Staff Notice 52-321”), staff of the CSA recognized that some issuers may wish to prepare their financial statements in accordance with IFRS for periods beginning prior to January 1, 2011, and indicated that staff were prepared to recommend exemptive relief on a case by case basis to permit a domestic issuer to do so.

In accordance with Staff Notice 52-321, we made an application to the British Columbia Securities Commission to early adopt IFRS for our financial periods beginning on and after January 1, 2010 (the “Exemption Sought”). Our board of directors believes that the use of a single accounting standard will eliminate complexity and cost from our financial statement preparation process. As Mass is already reporting under IFRS, our board of directors believes that reporting would be streamlined and related costs reduced by developing common reporting systems and consistency. In connection with the application, among other things, we

1. carefully assessed the readiness of our staff, board of directors, audit committee, auditors, investors and other market participants for our adoption of IFRS for financial periods beginning on and after January 1, 2010, and concluded that they will be adequately prepared for our adoption of IFRS for our financial periods ended on and after January 1, 2010; and

2. considered the implication of adopting IFRS for financial periods beginning on and after January 1, 2010 on our obligations under securities legislation including, but not limited to, those relating to chief executive officer and chief financial officer certifications, business acquisition reports, offering documents and previously released material forward looking information.

We have developed a transition plan to transition to IFRS and have evaluated the impact of the transition in order for us to early adopt IFRS from January 1, 2010, discussed in further detail below. In the event that the Exemption Sought is granted, we will likely be required to restate and re-file our interim financial statements for our interim periods beginning on and after January 1, 2010 in accordance with IFRS upon our adoption of IFRS.

We are unable to provide any certainty at this time whether the Exemption Sought will be granted as requested, or at all, or, if the Exemption Sought is granted, the timing of such exemptive relief.

Conversion plan

While IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting standards which must be addressed.

We have a multi-year transition plan that comprises three major phases, including a scope and planning phase, a design and build phase and an implementation and review. We have completed the process to transition from Canadian GAAP to IFRS.

We completed the scoping, planning and assessment phase of the project which resulted in the selection of IFRS accounting policies and transitional exemptions decisions, estimates of quantification of financial statement impacts and are in the processes of preparation of shell financial statements and the quantification of differences. We have assessed the implications of such differences and policy choices to our financial reporting.

We have implemented the necessary changes to our systems and reporting processes to support preparation of the IFRS opening balance sheet at January 1, 2010 and have determined that our personnel have the necessary financial expertise to complete the transition to IFRS.

The International Accounting Standards Board continues to amend and add to current IFRS standards with several projects currently underway. Our conversion process includes monitoring actual and anticipated changes to IFRS standards and related rules and regulations and assessing the impacts of these changes on us and our reporting, including expected dates of when such impacts are effective.

Our accounting and consolidation systems are being updated to ensure that expected changes in accounting policies, processes and collection of additional information for disclosure are incorporated in reporting systems.

The impact of the transition to IFRS on internal controls over financial reporting and disclosure controls and procedures continues to be reviewed and adjusted accordingly during the finalization of the design and implementation phases.

As a result of our deconsolidation of the Industrial Business, our organizational structure was relatively simplified, and we significantly reduced the complexity and costs associated with internal controls over financial reporting. As such, we do not expect the transition to IFRS to significantly and adversely affect our internal controls and procedures. In addition, we expect that such transition will have a minimal impact on our business activities, key performance measures and information technology requirements.

Impact of adoption of IFRS

Adoption of IFRS will generally require retrospective application as of the transition date, on the basis that an entity has prepared its financial statements in accordance with IFRS since its formation. Certain adoptive relief mechanisms are available under IFRS to assist with difficulties associated with reformulating historical accounting information. The general relief mechanism is to allow for prospective, rather than retrospective treatment, under certain conditions as prescribed by IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”). The standard specifies that adjustments arising on the conversion of IFRS from Canadian GAAP should be recognized in opening retained earnings.

IFRS 1: First-time Adoption of International Financial Reporting Standards

The adoption of IFRS requires application of IFRS 1, which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires an entity to apply all IFRSs effective at the end of its first IFRS reporting period retrospectively. However, IFRS 1 provides certain mandatory exceptions and permits limited optional exemptions in specified areas of certain standards from this general requirement. The significant elections made by us are:

Fair value as deemed cost

IFRS 1 allows an entity to initially measure an item of property, plant and equipment and investment property upon transition to IFRS at fair value as deemed cost (or under certain circumstances using a previous GAAP revaluation) as opposed to full retroactive application of the cost model under IFRS. Under this option, fair value as deemed cost will become the new cost amount for qualifying assets at transition.

We are contemplating using the fair value as deemed cost for selected properties. Applying the IFRS 1 elections for fair value as deemed cost to certain long lived assets will limit the IFRS requirement to reverse impairments previously recognized.

Business combinations

IFRS 1 generally provides for the business combinations standard to be applied either retrospectively or prospectively from the date of transition to IFRS (or to restate all business combinations after a selected date). Retrospective application would require an entity to restate all prior transactions that meet the definition of a business under IFRS. Prospective application requires that the first-time adopter shall recognize all its assets and liabilities at the date of transition to IFRS that were acquired or assumed in past business combinations, other than certain assets and liabilities as defined by IFRS 1.

We have elected to apply the business combination standard prospectively, and have to recognize contingent liabilities and payments not previously recognized that arose from past business combinations. Contingent payments of a cash nature are recognized as liabilities and payments that are equity in nature are recognized in equity as part of contributed surplus.

Cumulative translation losses

An entity may elect to deem the cumulative translation differences that resulted from the translation of its foreign operations to the reporting currency to be zero at the transition date. This will result in the exclusion of translation differences that arose prior to the transition date from gains or losses on a subsequent disposal of a foreign operation.

We have elected to reset the cumulative translation losses to zero on transition date.

IFRS accounting policy changes

IFRS is premised on a conceptual framework similar to Canadian GAAP; however, significant differences exist in certain areas of recognition, measurement and disclosure. The following discussion outlines the significant accounting policies, which are required, or are currently expected to be applied to us, on our adoption of IFRS that will be significantly different than our Canadian GAAP accounting policies. Some of the differences may only affect future transactions and may not have an impact on the opening balance sheet. This discussion has been prepared using the standards and interpretations currently issued and expected to be effective for our first annual reporting period under IFRS for the year ended December 31, 2011, or if the Exemption Sought is granted, December 31, 2010. Certain accounting policies currently expected to be adopted under IFRS and the application of such policies to certain transactions or circumstances may be modified and, as a result, the impact may be different than our current expectations. Further, the International Accounting Standards Board (the “IASB”) is currently in the process of amending, or expects to amend, numerous accounting standards that will be applicable to us. As these IFRS standards are amended, and as we continue to evaluate the impact of adoption on our processes and accounting policies, we will provide updated disclosure where appropriate.

IAS 36 — Impairment of assets

Under Canadian GAAP, impairment is recognized for non-financial assets based on estimated fair value when the undiscounted future cash flows from an asset, or group of assets, is less than the carrying value. Under IFRS, an entity is required to recognize an impairment charge if the recoverable amount, determined as the higher of the estimated fair value less costs to sell or value-in-use, is less than its carrying value. Value in use is the discounted present value of estimated future cash flows expected to arise from the planned use of an asset and from its disposal at the end of its useful life. IFRS also requires the reversal of an impairment loss when the recoverable amount is higher than the carrying value (by no more than what the depreciated amount of the asset would have been had the impairment not occurred) unlike Canadian GAAP, which does not permit reversals.

We have completed our analysis of impairment of our interests on the conversion date.

IFRS 2 — Share based payments

Under Canadian GAAP, an entity may elect to estimate the number of equity-settled instruments that are expected to vest and then make adjustments to the actual number that vest unless forfeitures are due to market-based conditions, or an entity can choose to accrue compensation cost as if all instruments granted were expected to vest and recognize the effect of actual forfeitures as they occur.

Under IFRS, an entity estimates the number of equity-settled instruments that are expected to vest are adjusted to the actual number that vest unless forfeitures are due to market-based conditions.

We have assessed the IFRS conversion adjustments for share based payments.

IAS 21 — The Effects of Changes in Foreign Exchange rates

Under Canadian GAAP, there are various indicators to be considered in determining the appropriate functional currency of a foreign operation and such indicators are similar to those under IFRS.

When the assessment of functional currency under IFRS provides mixed indicators and the functional currency is not obvious, priority should be given to certain indicators. Because the determination of the functional currency requires the exercise of judgment based on the evaluation of all relevant information, differences in assessment under IFRSs and Canadian GAAP may arise. As we have interests in entities that prepare stand alone IFRS financial statements, the functional currency used in the audited stand alone financial statements needs to be consistent to the functional currency used to incorporate the entity’s results into the group financial statements.

We have reviewed our entities to determine where the functional currency may change to the local currency of the entity on transition to IFRS which would result in non-monetary assets and liabilities being translated to the reporting currency using the closing rate on balance sheet date, compared to the historical rate, or vice versa if the functional currency changes from the local currency to a foreign currency for that entity.

We have assessed the IFRS conversion adjustments due to the change in functional currency for some of our reporting entities.

IAS 37 — Provisions, contingent liabilities and contingent assets

Under Canadian GAAP, the rate used in determining the asset retirement obligation would be our credit adjusted risk free rate and is adjusted only for new obligations incurred. The standard also requires the use of external cost in the determination of the asset retirement obligation.

Under IFRS, the discount rate used in determining the asset retirement obligation reflects current market assessments of the time value of money adjusted for specific risks not reflected in the underlying cash flows associated with the liability and is adjusted periodically.

There is no requirement to use external costs to determine an asset retirement obligation if we will use our own resources to perform the related work.

We have assessed the IFRS conversion adjustments for asset retirement obligations.

IAS 12 — Income taxes

Under Canadian GAAP, future income taxes are recognized at the time of acquisition for all assets (not just those acquired in a business combination) as an adjustment to the cost of the asset. Consequently, the carrying amount of the asset represents the minimum future cash flows necessary to recover the investment in the asset, including any associated tax consequences. Future income taxes are classified as current and non — current based on classification of the underlying assets or liabilities. Under IFRS, the recognition of deferred tax in respect of temporary differences is required where an asset or liability results from a transaction that affects taxable or accounting profit or a business combination. The recognition of deferred tax on the initial recognition of an asset or liability in any other circumstances is prohibited. Deferred tax is classified as non-current.

We have assessed the IFRS conversion adjustments for income taxes.

IAS 16 — Property, plant and equipment

We have an interest in a resource property which is classified as property, plant and equipment (“PP&E”). Under Canadian GAAP, PP&E is recorded at cost less amortization. Under IFRS, PP&E can be carried at its cost less any accumulated depreciation and any accumulated impairment losses or at a revalued amount if certain conditions are met. We have assessed the foregoing options and will decide the options to be used under IFRS.

Royalty Assets

The IASB has activities currently underway which may, or will, change the current IFRS standard which provides for the accounting treatment of royalties. We will assess any such changes or amendments as a component of our development phase and update our IFRS conversion plan as appropriate.

Transactions with Related Parties

Other than as disclosed herein, to the best of our knowledge, there have been no material transactions or loans between January 1, 2010 and September 30, 2010 between our company and: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual’s family; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

In the normal course of operations, we enter into transactions with related parties which include, among others, affiliates whereby we have a significant equity interest (10% or more) in the affiliates or have the ability to influence the affiliates’ or our operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. These related party transactions are measured at the exchange value, which represents the amount of consideration established and agreed to by all the parties.

Continuing operations

Transactions with affiliates during the nine months ended September 30, 2010:

	(United States
	dollars in thousands)

Royalty expenses paid and payable(1)	$(562	)(1)
Fee expenses	(2,044	)(2)
Interest income, net of interest expense	17	(2)

(1)	Included in income from interest in resource property for amounts to Knoll Lake Minerals Inc.

(2)	Amounts related to Mass.

As at September 30, 2010, we had the following related party balances on our consolidated balance sheet:

(United States
dollars in thousands)

Investment in shares of an affiliate, trading securities	$8,967(1)
Due to affiliates	683(1)

(1)	Amounts related to Mass.

In addition, we also entered into an agreement with a former wholly-owned subsidiary whereby we agreed to offset payables to the former subsidiary against a note payable to us in the amount of $1.8 million from the former subsidiary plus accrued interest thereon. Additionally, during the quarter ended September 30, 2010, we obtained bridge financing of $8.0 million from an affiliate for three days. We did not pay any interest or fees to this affiliate in relation to such bridge financing.

Outstanding Share Data

Our share capital consists of an unlimited number of common shares, class A common shares, and class A preference shares, issuable in series. Our common shares are listed on the New York Stock Exchange under the symbol “TTT”. As of November 12, 2010, we had 37,897,538 common shares outstanding.

Disclosure Controls and Procedures

We maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in provincial securities legislation. We evaluated our disclosure controls and procedures as defined under National Instrument 52-109 as at September 30, 2010. This evaluation was performed by our Chief Executive Officer and Chief Financial Officer. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

Changes in Internal Controls Over Financial Reporting

We maintain internal controls over financial reporting which have been designed to provide reasonable assurance of the reliability of external financial reporting in accordance with Canadian GAAP as required by National Instrument 52-109.

There were no changes in our internal control over financial reporting that occurred during the nine months ended September 30, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Cautionary Statement Regarding Forward-Looking Information and Risk Factors and Uncertainties

Statements in this report that are not reported financial results or other historical information are “forward-looking statements” within the meaning of applicable securities legislation including the Private Securities Litigation Reform Act of 1995, as amended. These statements appear in a number of different places in this report and can be identified by words such as “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, or their negative or other comparable words. Also look for discussions of strategy that involve risks and uncertainties. Forward-looking statements include statements regarding:

•	our markets;

•	production, demand and prices for products and services, including iron ore and other minerals;

•	capital expenditures;

•	the economy;

•	foreign exchange rates; and

•	derivatives.

You are cautioned that any forward-looking statements are not guarantees and may involve risks and uncertainties. Our actual results may differ materially from those in the forward-looking statements due to risks facing us or due to actual facts differing from the assumptions underlying our estimates. Some of these risks and assumptions include those set forth in reports and other documents we have filed or furnished with the SEC and Canadian securities regulators including in our annual report on Form 20-F for the year ended December 31, 2009. We advise you that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to us or persons acting on our behalf. Unless required by law, we do not assume any obligations to update forward-looking statements based on unanticipated events or changes to expectations. However, you should carefully review the reports and other documents we file from time to time with the SEC and Canadian securities regulators.

In addition to the risks and uncertainties set forth in our annual report on Form 20-F for the year ended December 31, 2009 filed with the SEC and Canadian securities regulators, you should also carefully consider the following risks and uncertainties in evaluating our Company and business before making any investment decisions. Our business, operating and financial condition could be harmed due to any of the following risks.

Risk Factors Relating to Our Continuing Business

We may fail to realize all of the anticipated benefits of the acquisition of Mass.

After completion of the Offer, our success will depend, in part, on our ability to successfully combine our businesses with Mass. To realize these anticipated benefits, we expect to integrate Mass’s business into our own. It is possible that the integration process could result in the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that may adversely affect our ability to maintain relationships with clients, customers and employees. If we experience difficulties with the integration process, the anticipated benefits of the successful completion of the Offer may not be realized fully or at all, or may take longer to realize than expected. Further, there may be business disruptions as a result of the integration that may cause Mass to lose customers. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on us during this transition period and for an undetermined period after the completion of the Offer. There are additional risks associated with the acquisition of Mass and its ongoing businesses. Please refer to the “Risk Factors” section of our management information circular dated September 29, 2010, which we filed with Canadian securities regulators and on Form 6-K with the SEC for further discussions of the risk factors relating to Mass.

Our Valuation is currently heavily weighted on our Wabush Royalty.

As a result of the cessation of consolidation of our Industrial Business, substantially all of our revenues are generated from our Wabush Royalty, demonstrating the fact that this royalty interest is very material to our ability to generate sufficient revenue in order to maintain profitable operations. Accordingly, the risk associated with our valuation is heightened in the event that the Wabush iron ore mine does not perform as expected.

Changes in the market price of the commodities that underlie our royalty, working and other interests will affect our profitability and the revenue generated therefrom.

Commodity prices have fluctuated widely in recent years. The revenue we derive from our interest in the Wabush iron ore mine and any other natural resource properties will be significantly affected by changes in the market price of the commodities underlying the royalties, working interests and investments. Currently, our revenue is particularly sensitive to changes in the price of iron ore. Commodity prices, including the price of iron ore, fluctuate on a daily basis and are affected by numerous factors beyond our control, including levels of supply and demand, industrial development levels, economic conditions, inflation and the level of interest rates, the strength of the U.S. dollar and geopolitical events. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments.

The operation of the Wabush iron ore mine is generally determined by a third party owner and we have no decision making power as to how the property is operated. In addition, we have no or very limited access to technical or geological data respecting the mine including as to reserves. The owner’s failure to perform or other operating decisions made by the owner, including as to scaling back or ceasing operations, could have a material adverse effect on our revenue, results of operations and financial condition.

The revenue derived from the Wabush iron ore mine is based on production generated by its third party owner. The owner generally has the power to determine the manner in which the iron ore is exploited, including decisions to expand, continue or reduce production from the mine, and decisions about the marketing of products extracted from the mine. The interests of the third party owner and our interests may not always be aligned. For example, it will, in almost all cases, be in our interest to advance production as rapidly as possible in order to maximize near-term cash flow, while the third party operator may, in many cases, take a more cautious approach to development as it is at risk with respect to the cost of development and operations. Our inability to control the operations of the Wabush iron ore mine can adversely affect our profitability, results of operation and financial condition. Similar adverse effects may result from any other royalty interests we may acquire that are primarily operated by a third party owner.

In addition, we have no or very limited access to technical, geological data relating to the Wabush iron ore mine, including as to reserves, nor have we received a Canadian National Instrument 43-101 compliant technical report in respect of the Wabush iron ore mine. As such, we cannot independently determine reserve amounts or the estimated life of mine and are wholly dependent on the reserves as determined by the owner of the mine. We can provide no assurances as to the level of reserves at the mine. If the owner of the mine determines there are insufficient reserves to economically operate the mine, it may scale back or cease operations, which could have a material adverse effect on our profitability, results of operations and financial condition.

We may be unable to successfully acquire additional royalty interests or other interests in natural resource properties.

We currently only have an indirect royalty interest in the Wabush iron ore mine. Our future success depends primarily upon our ability to acquire royalty interests and other natural resource properties and projects at appropriate valuations, including through corporate acquisitions, in order to diversify and expand our businesses and operations. There can be no assurance that we will be able to identify and complete the acquisition of such royalty interests, or businesses that own desired royalty interests, at reasonable prices or on favourable terms. Many companies are engaged in the acquisition of royalty interests and other resource properties, including large, established companies with substantial financial resources, operational capabilities and long earnings records. We may be at a competitive disadvantage in acquiring such properties and interests as many competitors may have greater financial resources and technical staff. Accordingly, there can be no assurance that we will be able to compete successfully against other companies in acquiring additional interests and resource properties. Our inability to acquire additional interests and resource properties may result in a material and adverse effect on our profitability, results of operations and financial condition.

If we expand our business beyond the acquisition of royalty interests, we may face new challenges and risks which could affect our results of operations and financial condition.

Although we currently only hold a royalty interest, in the future we may pursue acquisitions outside this area, including acquiring and/or investing in, developing resource projects. Expansion of our activities into new areas will present new challenges and risks, including risks associated with the operation and development of resource projects generally. The failure to manage these challenges and risks successfully may result in a material and adverse effect on our results of operation and financial condition. In addition, due to the nature of natural resource properties and projects and the uncertainties associated therewith, there can be no assurance that any interest, property or project acquired will be developed as planned or profitable.

We will be dependent on the payments made by the owners and operators of our royalty and similar interests, and any delay in or failure of such royalty payments will affect the revenues generated by the Wabush iron ore mine or any other similar interests we may acquire.

To the extent that we retain our current royalty interest or acquire additional similar interests, we will be dependent to a large extent upon the financial viability and operational effectiveness of owners and operators of our royalty interests. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues. Payments may be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, accidents, recovery by operators of expenses incurred in the operation of any royalty properties, the establishment by operators of reserves for such expenses or the insolvency of an operator. Our rights to payment under the royalties will likely have to be enforced by contract. This may inhibit our ability to collect outstanding royalties upon a default. Failure to receive any payments from the owners and operators of mines in which we have or may acquire a royalty interest may result in a material and adverse effect on our profitability, results of operations and financial condition.

As a royalty holder, we have no or very limited access to operational data or to the actual properties underlying our royalty interests. Such limited access will likely be the case with any future royalty or similar interests acquired. Operators of royalty interests may inaccurately report data relating to the calculation of our royalty payments and underpay such royalty payments to us, which could adversely affect our results of operations and financial condition.

To the extent grantors of royalties and other interests do not abide by their contractual obligations, we may be forced to take legal action to enforce our contractual rights. Such litigation may be time consuming and costly and, as with all litigation, there is no guarantee of success. Should any such decision be determined adversely to us, it may have a material and adverse effect on our profitability, results of operations and financial condition.

There can be no assurance that we will be able to obtain adequate financing in the future or that the terms of such financing will be favourable and, as a result, we may have to raise additional capital through the issuance of additional equity, which will result in dilution to our shareholders.

There can be no assurance that we will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further business activities, including the acquisition of other natural resource interests, properties and projects and the exploration, development and operation thereof. We may require new capital to grow our business and there are no assurances that capital will be available when needed, if at all. It is likely such additional capital will be raised through the issuance of additional equity which would result in dilution to our shareholders.

We may experience difficulty attracting and retaining qualified management and technical personnel to efficiently operate our business, and the failure to operate our business effectively could have a material and adverse effect on our profitability, financial condition and results of operations.

We are dependent upon the continued availability and commitment of our key management, whose contributions to immediate and future operations are of significant importance. The loss of any such key management could negatively affect our business operations. From time to time, we will also need to identify and retain additional skilled management and specialized technical personnel to efficiently operate our business. The number of persons skilled in the acquisition, exploration and development of royalties and interests in natural resource properties is limited and competition for such persons is intense. Recruiting and retaining qualified personnel is critical to our success and there can be no assurance of our ability to attract and retain such personnel. If we are not successful in attracting and training qualified personnel, our ability to execute our business model and growth strategy could be affected, which could have a material and adverse impact on our profitability, results of operations and financial condition.

We have a limited history of operations as a focused royalty and mineral company and there can be no assurance that we will continue to be successful or will be profitable in the future.

Our focus on our royalty and natural resource business recently commenced. While members of management have expertise and comparable operating experience through their involvement with our royalty interest, there is no assurance that we will be able to successfully execute our business model and growth strategy respecting this new focus. A failure to execute our business model and growth strategy may result in a material adverse effect on our results of operations and financial condition.

The exploration and development of mining and resource properties is inherently dangerous and subject to risk beyond our control.

Companies engaged in natural resource activities are subject to all of the hazards and risks inherent in exploring for and developing natural resource projects. These risks and uncertainties include, but are not limited to, environmental hazards, industrial accidents, labour disputes, increase in the cost of labour, social unrest, fires, changes in the regulatory environment, impact of non-compliance with laws and regulations, fire, explosion, encountering unusual or unexpected geological formations or other geological or grade problems, unanticipated metallurgical characteristics or less than expected mineral recovery, encountering unanticipated ground or water conditions, cave-ins, pit wall failures, flooding, rock bursts, periodic interruptions due to inclement or hazardous weather conditions, earthquakes, seismic activity, other natural disasters or unfavourable operating conditions and losses. Should any of these risks or hazards affect a company’s exploration or development activities, it may (i) cause the cost of development or production to increase to a point where it would no longer be economic to produce the metal or oil and natural gas from the company’s resources or expected reserves, (ii) result in a write down or write-off of the carrying value of one or more projects, (iii) cause delays or stoppage of mining or processing, (iv) result in the destruction of properties, processing facilities or third party facilities necessary to the company’s operations, (v) cause personal injury or death and related legal liability, or (vi) result in the loss of insurance coverage. The occurrence of any of above mentioned risks or hazards could result in an interruption or suspension of operation of the properties in which we hold a royalty interest or any other properties we acquire in the future and have a material and adverse effect on our results of operation and financial condition.

The operations in which we hold an interest are subject to environmental laws and regulations that may increase the costs of doing business and may restrict the operations.

All phases of the natural resource business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of government laws and regulations. Compliance with such laws and regulations can require significant expenditures and a breach may result in the imposition of fines and penalties, which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. Any breach of environmental legislation by the operator of our royalty and other interests or by us, as an owner or operator of a property, could have a material impact on the viability of the relevant property and impair the revenue derived from the owned property or applicable royalty or other interest, which could have a material and adverse affect on our results of operation and financial condition.

Operating cost increases could have a negative effect on the value of, and income from, any royalty interests we may acquire by potentially causing an operator to curtail, delay or close operations at a mine site.

The operators of the mine underlying our royalty interests and any future interests may not be able to secure required permits and licenses.

The mine operations underlying our royalty interest may require licenses and permits from various governmental authorities. There can be no assurance that the operator of any given project will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations.

Certain of our directors and officers serve in similar positions with other public companies, which may put them in a conflict position from time to time.

Certain of our directors and officers also serve as directors or officers of other companies involved in similar businesses to us and, to the extent that such other companies may participate in the same ventures in which we may seek to participate, such directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In all cases where our directors and officers have an interest in other companies, such other companies may also compete with us for the acquisition of royalties, similar interests or natural resources properties or projects. Such conflicts of our directors and officers may result in a material and adverse effect on our results of operation and financial condition.

Under the Custodian Agreement, the Custodian exercises the voting rights attached to the remaining KID Shares held by us and there is no assurance that the Custodian will act in the best interests of us or our shareholders.

Pursuant to the Custodian Agreement, the Custodian exercises the voting rights attached to the remaining KID Shares held by us. Although, the Custodian Agreement provides that the Custodian will determine, in its sole discretion, acting in a responsible manner as a prudent shareholder investor would do, having regard to the best interests of the shareholders of KID, how to vote the KID Shares. There is no assurance that the Custodian will act in our best interests or in the best interests of our shareholders.

In addition, the Custodian Agreement is a key aspect of our deconsolidation of KID’s financial position and results prior to the time that it would be efficient, from a tax perspective, for us to distribute the remainder of the KID Shares held by us at such time to our shareholders. A number of factors could, however, impair our ability to deconsolidate KID’s financial results, including the failure of the Custodian to act in accordance with the terms of the Custodian Agreement or if certain interrelationships come to exist between the parties. In the event that we are required to re-consolidate KID’s financial results, this could result in inconsistency in the reporting of our financial results, or the lack of comparability over several financial periods, any of which could have material adverse consequences on the market price of our shares.

General Risks Faced by Our Company

Investors’ interests will be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities.

Our constating documents authorize the issuance of common shares, Class A common shares and Class A Preference Shares, issuable in series. In the event that we are required to issue any additional shares or enter into private placements to raise financing through the sale of equity securities, investors’ interests in our company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we issue any such additional shares, such issuances will also cause a reduction in the proportionate ownership of all other shareholders. Further, any such issuance may result in a change of control of our company.

Our constating documents contain indemnification provisions and we have entered into agreements indemnifying our officers and directors against all costs, charges and expenses incurred by them.

Our constating documents contain indemnification provisions and we have entered into agreements with respect to the indemnification of our officers and directors against all costs, charges and expenses, including amounts payable to settle actions or satisfy judgments, actually and reasonably incurred by them, and amounts payable to settle actions or satisfy judgments in civil, criminal or administrative actions or proceedings to which they are made a party by reason of being or having been a director or officer of our company. Such limitations on liability may reduce the likelihood of litigation against our officers and directors and may discourage or deter our shareholders from suing our officers and directors based upon breaches of their duties to our company, though such an action, if successful, might otherwise benefit us and our shareholders.

Certain factors may inhibit, delay or prevent a takeover of our company which may adversely affect the price of our common stock.

Certain provisions of our charter documents and the corporate legislation which govern our company may discourage, delay or prevent a change of control or changes in our management that shareholders may consider favourable. Such provisions include authorizing the issuance by our board of directors of preferred stock in series, providing for a classified board of directors with staggered, three-year terms and limiting the persons who may call special meetings of shareholders. In addition, the Investment Canada Act imposes certain limitations on the rights of non-Canadians to acquire our common shares, although it is highly unlikely that this will apply. If a change of control or change in management is delayed or prevented, the market price of our common stock could decline.

Additional Information

We file annual and other reports, proxy statements and other information with certain Canadian securities regulatory authorities and with the SEC in the United States. The documents filed with the SEC are available to the public from the SEC’s website at http://www.sec.gov. The documents filed with the Canadian securities regulatory authorities are available at http://www.sedar.com.

TERRA NOVA ROYALTY CORPORATION
(Formerly KHD Humboldt Wedag International Ltd.)

UNAUDITED INTERIM FINANCIAL STATEMENTS

SEPTEMBER 30, 2010

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, Terra Nova Royalty Corporation discloses that its auditors have not reviewed the unaudited financial statements for the period ended September 30, 2010.

NOTICE TO READERS OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying interim consolidated balance sheet of Terra Nova Royalty Corporation as at September 30, 2010 and the related consolidated statements of operations and retained earnings, comprehensive income and cash flows for the nine-month and three-month periods then ended are the responsibility of management. These consolidated financial statements have not been reviewed on behalf of the shareholders by the independent external auditors of Terra Nova Royalty Corporation.

The interim consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with Canadian Generally Accepted Accounting Principles.

TERRA NOVA ROYALTY CORPORATION
(Formerly KHD HUMBOLDT WEDAG INTERNATIONAL LTD.)

CONSOLIDATED BALANCE SHEETS
September 30, 2010 and December 31, 2009
(Unaudited)
(United States Dollars in Thousands)

	September 30,	December 31,
	2010	2009

ASSETS
Current Assets
Cash and cash equivalents	$133,273	$420,551
Short-term cash deposits	—	6,916
Securities	12,040	16,432
Restricted cash	2,981	24,979
Accounts receivable, trade	—	96,982
Other receivables	14,122	36,179
Amount due from a former subsidiary	373	—
Inventories	—	80,815
Contract deposits, prepaid and other	802	53,893
Future income tax assets	—	1,748

Total current assets	163,591	738,495
Non-current Assets
Note receivables	—	1,672
Accounts receivable, trade	—	4,660
Investment in a former subsidiary	32,678	—
Property, plant and equipment	109	2,257
Interest in resource property	26,927	27,150
Equity method investments	—	73
Future income tax assets	4,735	13,405
Other non-current assets	—	1,191

Total non-current assets	64,449	50,408

	$228,040	$788,903

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued expenses	$7,759	$191,746
Progress billings above costs and estimated earnings on uncompleted contracts	—	77,841
Advance payments received from customers	—	26,927
Income tax liabilities	517	18,092
Deferred credit, future income tax assets	—	1,748
Accrued pension liabilities, current portion	—	2,070
Provision for warranty costs, current portion	—	28,282
Provision for supplier commitments on terminated customer contracts	—	12,943
Provision for restructuring costs	—	8,025

Total current liabilities	8,276	367,674
Long-term Liabilities
Debt, less current portion	—	11,649
Accrued pension liabilities, less current portion	—	28,861
Provision for warranty costs, less current portion	—	25,711
Future income tax liability	—	14,210
Other long-term liabilities	—	15,607

Total long-term liabilities	—	96,038

Total liabilities	8,276	463,712
Equity
Capital stock	183,302	141,604
Treasury stock	(64,875)	(83,334)
Contributed surplus	5,737	7,232
Retained earnings	33,628	185,790
Accumulated other comprehensive income	61,972	68,496

Total shareholders’ equity	219,764	319,788
Non-controlling interests	—	5,403

Total equity	219,764	325,191

	$228,040	$788,903

The accompanying notes are an integral part of these interim consolidated financial statements.

TERRA NOVA ROYALTY CORPORATION
(Formerly KHD HUMBOLDT WEDAG INTERNATIONAL LTD.)

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
For Nine Months Ended September 30, 2010 and 2009
(Unaudited)
(United States Dollars in Thousands, Except Earnings per Share)

	2010	2009

Revenues	$101,585	$366,208
Cost of revenues	(78,659)	(296,160)
Reduction in loss on terminated customer contracts	3,517	76

Gross profit	26,443	70,124
Income from interest in resource property	13,708	8,552
Selling, general and administrative expense	(31,425)	(55,467)
Stock-based compensation recovery — selling, general and administrative	1,415	210
Arbitration award — resource property	11,219	—
Restructuring recovery (costs)	465	(10,836)

Operating income	21,825	12,583

Interest income	2,435	5,962
Interest expense	(570)	(2,024)
Foreign currency transaction losses, net	(8,607)	(733)
Share of loss of equity method investee	—	(278)
Loss on settlement of investment in preferred shares of former subsidiaries	—	(9,538)
Other income (expense), net	(2,913)	3,038

Income before income taxes	12,170	9,010
Provision for income taxes:
Income taxes	(19,418)	(5,374)
Resource property revenue taxes	(5,275)	(1,941)

	(24,693)	(7,315)

Net income (loss)	(12,523)	1,695
Less: Net (income) attributable to the non-controlling interests	(74)	(469)

Net income (loss) attributable to holders of common shares of Terra Nova Royalty Corporation	(12,597)	1,226
Retained earnings, beginning of period	185,790	155,681
Cancellation of treasury stock	(9,783)	—
Distribution of shares in a former subsidiary to shareholders of Terra Nova Royalty Corporation	(129,782)	—

Retained earnings, end of period	33,628	156,907
Accumulated other comprehensive income	61,972	67,787

Total of retained earnings and accumulated other comprehensive income	$95,600	$224,694

Basic earnings (loss) per share	$(0.41)	$0.04

Diluted earnings (loss) per share	$(0.41)	$0.04

Weighted average number of common shares outstanding
— basic	30,925,754	30,385,985
— diluted	30,925,754	30,385,985

The accompanying notes are an integral part of these interim consolidated financial statements.

TERRA NOVA ROYALTY CORPORATION
(Formerly KHD HUMBOLDT WEDAG INTERNATIONAL LTD.)

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
For Three Months Ended September 30, 2010 and 2009
(Unaudited)
(United States Dollars in Thousands, Except Earnings per Share)

	2010	2009

Revenues	$—	$148,233
Cost of revenues	—	(122,433)
Reduction in loss on terminated customer contracts	—	2,127
Restructuring costs, reversal of write-down of inventories	—	1,121

Gross profit	—	29,048
Income from interest in resource property	4,940	4,630
Selling, general and administrative expense	(5,329)	(17,950)
Stock-based compensation expense — selling, general and administrative	—	(206)
Arbitration award — resource property	11,219	—
Restructuring costs	—	(4,063)

Operating income	10,830	11,459

Interest income	885	2,014
Interest expense	—	(610)
Foreign currency transaction losses, net	(1,495)	(1,413)
Share of loss of equity method investee	—	(257)
Other income (expense), net	(2,784)	1,973

Income before income taxes	7,436	13,166
(Provision for) recovery of income taxes:
Income taxes	2,109	(4,110)
Resource property revenue taxes	(3,319)	(1,052)

	(1,210)	(5,162)

Net income	6,226	8,004
Less: Net (income) attributable to the non-controlling interests	—	(529)

Net income attributable to holders of common shares of Terra Nova Royalty Corporation	6,226	7,475
Retained earnings, beginning of period	84,089	149,432
Cancellation of treasury stock	(9,783)	—
Distribution of shares in a former subsidiary to shareholders of Terra Nova Royalty Corporation	(46,904)	—

Retained earnings, end of period	33,628	156,907
Accumulated other comprehensive income	61,972	67,787

Total of retained earnings and accumulated other comprehensive income	$95,600	$224,694

Basic earnings per share	$0.19	$0.25

Diluted earnings per share	$0.19	$0.25

Weighted average number of common shares outstanding
— basic	32,196,618	30,259,911
— diluted	32,196,618	30,259,911

The accompanying notes are an integral part of these interim consolidated financial statements.

TERRA NOVA ROYALTY CORPORATION
(Formerly KHD HUMBOLDT WEDAG INTERNATIONAL LTD.)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
For Nine Months Ended September 30, 2010 and 2009
(Unaudited)
(United States Dollars in Thousands)

	2010	2009

Net (loss) income for the period	$(12,523)	$1,695
Other comprehensive income (loss), net of tax
Unrealized gains and losses on translating financial statements of self-sustaining foreign operations and adjustments from the application of U.S. dollar reporting	(11,400)	20,391
Reclassification adjustment for translation gains and losses to income statements for subsidiaries deconsolidated	4,553	—
Fair value gain on available-for-sale securities, change in tax estimate	6,193	—
Reclassification of fair value gain on available-for-sale securities to income statements for securities distributed	(6,193)	—

Other comprehensive income (loss)	(6,847)	20,391

Comprehensive income (loss) for the period	$(19,370)	$22,086

Attributable to:
Shareholders of common shares of Terra Nova Royalty Corporation	$(19,121)	$20,436
Non-controlling interests	(249)	1,650

	$(19,370)	$22,086

The accompanying notes are an integral part of these interim consolidated financial statements.

TERRA NOVA ROYALTY CORPORATION
(Formerly KHD HUMBOLDT WEDAG INTERNATIONAL LTD.)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
For Three Months Ended September 30, 2010 and 2009
(Unaudited)
(United States Dollars in Thousands)

	2010	2009

Net income for the period	$6,226	$8,004
Other comprehensive income (loss), net of tax
Unrealized gains and losses on translating financial statements of self-sustaining foreign operations and adjustments from the application of U.S. dollar reporting	5,070	14,410
Reclassification adjustment for translation gains and losses to income statements for subsidiaries deconsolidated	(1,163)	—
Fair value gain on available-for-sale securities, change in tax estimate	6,193	—
Reclassified of fair value gain on available-for-sale securities to income statements for securities distributed	(6,193)	—

Other comprehensive income	3,907	14,410

Comprehensive income for the period	$10,133	$22,414

Attributable to:
Shareholders of common shares of Terra Nova Royalty Corporation	$10,133	$21,702
Non-controlling interests	—	712

	$10,133	$22,414

The accompanying notes are an integral part of these interim consolidated financial statements.

TERRA NOVA ROYALTY CORPORATION
(Formerly KHD HUMBOLDT WEDAG INTERNATIONAL LTD.)

CONSOLIDATED STATEMENTS OF CASH FLOWS
For Nine Months Ended September 30, 2010 and 2009
(Unaudited)
(United States Dollars in Thousands)

	2010	2009

Cash flows from operating activities
Net (loss) income from continuing operations	$(12,523)	$1,695
Adjustments for:
Amortization and depreciation	1,289	2,733
Foreign currency transaction losses, net	8,607	733
(Gain) loss on short-term securities	3,326	(2,733)
Loss on disposition of subsidiaries	834	—
Stock-based compensation	(1,415)	(210)
Future income taxes	10,675	(1,915)
Reduction in loss on terminated customer contracts	(3,517)	(76)
Restructuring costs, asset impairment charges	—	227
Loss on settlement of investment in preferred shares of former subsidiaries	—	9,538
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions:
Short-term cash deposits	5,765	—
Short-term securities	(1,143)	(1)
Restricted cash	(395)	6,061
Receivables	21,429	(30,591)
Inventories	(3,810)	36,809
Contract deposits, prepaid and other	(723)	2,771
Accounts payable and accrued expenses	(37,527)	(37,250)
Progress billings above costs and estimated earnings on uncompleted contracts, net	10,993	(26,736)
Advance payments received from customers	(11,010)	6,197
Income tax liabilities	1,367	(850)
Provision for warranty costs	(4,923)	5,494
Provision for supplier commitments on terminated customer contracts	(2,031)	(4,644)
Provision for restructuring costs	(1,560)	10,404
Other	1,457	482

Cash flows used in continuing operating activities	(14,835)	(21,862)
Cash flows from continuing investing activities
Purchases of property, plant and equipment, net	(368)	(970)
Purchases (disposition) of subsidiaries, net of cash acquired (disposed)	114	(771)
Settlement of investment in preferred shares of former subsidiaries	—	6,195
Cessation of consolidation of a former subsidiary	(285,739)	—

Cash flows (used in) provided by continuing investing activities	(285,993)	4,454
Cash flows from continuing financing activities
Debt repayment	(10,329)	—
Issuance of shares	49,991	—
Dividend paid to non-controlling interests	(1,212)	—

Cash flows provided by continuing financing activities	38,450	—
Exchange rate effect on cash and cash equivalents	(24,900)	19,676

Decrease in cash and cash equivalents	(287,278)	2,268
Cash and cash equivalents, beginning of period	420,551	409,087

Cash and cash equivalents, end of period	$133,273	$411,355

Cash and cash equivalents at end of period consisted of:
Cash	$71,874	$392,665
Money market and highly liquid funds	61,399	18,690

	$133,273	$411,355

Continuing operations	$133,273	$407,423
Held for sale	—	3,932

	$133,273	$411,355

The accompanying notes are an integral part of these interim consolidated financial statements.

TERRA NOVA ROYALTY CORPORATION
(Formerly KHD HUMBOLDT WEDAG INTERNATIONAL LTD.)

CONSOLIDATED STATEMENTS OF CASH FLOWS
For Three Months Ended September 30, 2010 and 2009
(Unaudited)
(United States Dollars in Thousands)

	2010	2009

Cash flows from operating activities
Net income from continuing operations	$6,226	$8,004
Adjustments for:
Amortization and depreciation	311	824
Foreign currency transaction losses, net	1,495	1,413
(Gain) loss on short-term securities	2,021	(1,940)
Loss on disposition of subsidiaries	834	—
Stock-based compensation	—	206
Future income taxes	(2,058)	(2,070)
Reduction in loss on terminated customer contracts	—	(2,127)
Restructuring costs, reversal of inventory write-down	—	(1,121)
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions:
Short-term cash deposits	—	1,591
Short-term securities	6	(1)
Restricted cash	(2,981)	1,516
Receivables	(7,800)	(30,884)
Inventories	—	23,408
Contract deposits, prepaid and other	—	(249)
Accounts payable and accrued expenses	5,220	23,598
Progress billings above costs and estimated earnings on uncompleted contracts, net	—	(801)
Advance payments received from customers	—	5,625
Income tax liabilities	(55)	2,738
Provision for warranty costs	—	5,380
Provision for supplier commitments on terminated customer contracts	—	(4,644)
Provision for restructuring costs	—	3,858
Other	470	184

Cash flows provided by continuing operating activities	3,689	34,508
Cash flows from continuing investing activities
Purchases of property, plant and equipment, net	(2)	(348)
Purchases (disposition) of subsidiaries, net of cash acquired (disposed)	—	(77)
Settlement of investment in preferred shares of former subsidiaries	—	4,730
Collection of a note receivable	8,000	—

Cash flows provided by continuing investing activities	7,998	4,305
Cash flows from continuing financing activities
Issuance of shares	49,664	—

Cash flows provided by continuing financing activities	49,664	—
Exchange rate effect on cash and cash equivalents	720	17,381

Decrease in cash and cash equivalents	62,071	56,194
Cash and cash equivalents, beginning of period	71,202	355,161

Cash and cash equivalents, end of period	$133,273	$411,355

Cash and cash equivalents at end of period consisted of:
Cash	$71,874	$392,665
Money market funds	61,399	18,690

	$133,273	$411,355

Continuing operations	$133,273	$407,423
Held for sale	—	3,932

	$133,273	$411,355

The accompanying notes are an integral part of these interim consolidated financial statements.

TERRA NOVA ROYALTY CORPORATION
(Formerly KHD HUMBOLDT WEDAG INTERNATIONAL LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2010
(Unaudited)

Note 1.	Basis of Presentation

The consolidated financial statements contained herein include the accounts of Terra Nova Royalty Corporation (“Terra Nova”) and its subsidiaries (collectively, the “Company”). The notes are stated in United States dollars (unless otherwise indicated) and rounded to the nearest thousands (except per share amounts).

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“GAAP”). The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the most recent annual financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company’s latest annual report on Form 20-F. In the opinion of the Company, its unaudited interim consolidated financial statements contain all normal recurring adjustments necessary in order to present a fair statement of the results of the interim periods presented. The results for the periods presented herein may not be indicative of the results for the entire year.

Note 2.	Nature of Operations

Terra Nova is incorporated under the laws of British Columbia, Canada. The Company holds an indirect interest in the Wabush iron ore mine in the Province of Newfoundland and Labrador, Canada and is active in the royalty industry.

The iron ore pellet shipment from the Wabush mine is subject to seasonal and cyclical fluctuations.

Until the end of March 2010, the Company also operated in the industrial plant technology, equipment and service business for the cement and mining industries through its former subsidiary KHD Humboldt Wedag International AG in Germany and its subsidiaries and affiliates (collectively “KID”). The Company ceased to consolidate KID from March 31, 2010. (See Note 6.)

Note 3.	Accounting Policy Developments

In 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by publicly accountable enterprises, being fully converged with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board over a transitional period to be completed by 2011. The Company will be required to report using the converged standards effective for interim and annual financial statements relating to fiscal years beginning on January 1, 2011, the date which the Company has selected for adoption.

The Company is required to qualitatively disclose its implementation impacts in conjunction with its 2010 financial reporting. As activities progress, disclosure on pre- and post-IFRS implementation accounting policy differences is expected to increase. The Company has assessed the impacts of the Canadian convergence initiative on its financial statements. The Company has applied to Canadian securities regulators to adopt IFRS beginning on January 1, 2010.

Effective January 1, 2010, the Company adopted the Institute of Chartered Accountants’ (“CICA”) Handbook Section 1582, Business Combinations, Section 1601, Consolidations, Section 1602, Non-controlling Interest, Section 3251, Equity and Section 1506, Accounting Changes. The adoption of these new accounting standards does not have any material impact on the Company’s financial position as of January 1, 2010, except for the presentation of the non-controlling interest which is now included in equity of the Company.

Effective January 1, 2010, the Company also changed its amortization method for its interest in the Wabush mine resource property from the straight-line method to the unit-of-production method. Prior to 2010, the actual proven reserves of the Wabush iron ore mine were not available to the Company on an annual basis. Currently, with the recent change in the ownership of the operator of the Wabush iron ore mine, the Company was able to ascertain the proven reserves with reasonable certainty from published information. Accordingly, management is of the opinion that it is appropriate to

TERRA NOVA ROYALTY CORPORATION
(Formerly KHD HUMBOLDT WEDAG INTERNATIONAL LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

change to the unit-of-production method as the shipment of iron pellets involves seasonal and cyclical fluctuations. Management considers that the change in the amortization method is a change in estimates and, accordingly, the retroactive application does not apply. The Company recognized an amortization charge of $968 in the nine months ended September 30, 2010, using the unit-of-production method. Had the Company continued to use the straight-line method, the amortization charge would have been $1,469 for the same period.

Note 4.	Earnings (loss) per Share

Earning (loss) per share data for the periods ended September 30 from operations is summarized as follows:

	Nine Months Ended September 30,
	2010	2009

Net (loss) income from continuing operations available to holders of common shares of Terra Nova	$(12,597)	$1,226

	Number of Shares
	2010	2009

Weighted average number of common shares outstanding — basic	30,925,754	30,385,985
Effect of dilutive securities
Options	—	—

Weighted average number of common shares outstanding — diluted	30,925,754	30,385,985

	Three Months Ended September 30,
	2010	2009

Net income from continuing operations available to holders of common shares of Terra Nova	$6,226	$7,475

	Number of Shares
	2010	2009

Weighted average number of common shares outstanding — basic	32,196,618	30,259,911
Effect of dilutive securities
Options	—	—

Weighted average number of common shares outstanding — diluted	32,196,618	30,259,911

Note 5.	Stock-based Payments

The Company has a 1997 Stock Option Plan and a 2008 Equity Incentive Plan.

Following is a summary of the changes in the 1997 Stock Option Plan during the current period:

Outstanding at December 31, 2009	441,664
Granted	—
Forfeited	(416,664)
Exercised	(25,000)

Outstanding at September 30, 2010	—

TERRA NOVA ROYALTY CORPORATION
(Formerly KHD HUMBOLDT WEDAG INTERNATIONAL LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During the first quarter of 2010, employees forfeited 416,664 stock options as a result of the cessation of consolidation of KID from March 31, 2010 (see Note 6) and the KID employees ceased to act as director, officer or employee of or providing ongoing services to Terra Nova and its subsidiaries. Pursuant to Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, the estimated value of the stock-based compensation is adjusted to reflect differences between expected and actual forfeitures. Accordingly, the forfeiture of unvested stock options resulted in a recovery of stock-based compensation of $1,415 in the first quarter of 2010.

As at September 30, 2010, there were no options granted and outstanding and options to purchase 1,732,344 shares are available for granting in the future periods under the 1997 Stock Option Plan.

The maximum number of common shares of the Company that are issuable under the 2008 Equity Incentive Plan is 1,500,000 common shares and no awards have been issued or granted from the plan.

Note 6.	Investment in a Former Subsidiary

Until the end of March 2010, the Company, through its former subsidiary KID and its subsidiaries and affiliates, focused on the industrial plant technology, equipment and service business for the cement and mining industries and on maintaining leadership in supplying technologies, equipment and engineering services for the cement and mining sectors, as well as designing and building plants that produce clinker and cement and process coal and other minerals, such as copper, gold and diamonds. In the fourth quarter of 2009, the Company divested its interest in its coal and minerals customer group, such that the business of the Company was now focused on the cement industry.

On January 6, 2010, Terra Nova announced that it intended to restructure its assets and operations by dividing into two independent publicly traded companies; one company to focus on the industrial engineering business and the other company on Terra Nova’s resource-focused business. To effect this division, Terra Nova, among other things, effected a reorganization whereby substantially all of its subsidiaries engaged in the industrial engineering business were transferred to KID.

Terra Nova entered into an Arrangement Agreement with KID on February 26, 2010 to effect an arrangement (the “Arrangement”) under Section 288 of the British Columbia Business Corporations Act, which was approved by the Terra Nova shareholders on March 29, 2010 and was subsequently approved by the British Columbia Supreme Court.

Pursuant to the Arrangement, among other things, approximately 8,645,688 common shares of KID (representing approximately 26% of the issued and outstanding common shares of KID) were distributed, pro rata, to the non-subsidiary shareholders of Terra Nova as a return of capital. The carrying amount of these common shares of KID amounted to $45,552 which was within the fair value range obtained from a valuation. For financial statement presentation purposes, the distribution of common shares of KID was accounted for as a dividend in kind and the carrying amount was charged against retained earnings. This was a non-cash transaction.

As a result of the Arrangement and related amendment to Terra Nova’s articles, two publicly traded companies were created. As well in connection with the Arrangement, Terra Nova entered into a shareholders agreement (the “Shareholders Agreement”) with another corporate shareholder of KID (the “Custodian”) whereby Terra Nova engaged the Custodian to direct the voting of the common shares of KID that Terra Nova continues to hold after consummation of the Arrangement. As a result of the execution of the Shareholders Agreement, Terra Nova ceased to hold its continuing power to determine the strategic operating, investing and financing policies of KID. There are no common directors and officers between the two entities. Accordingly, Terra Nova no longer considers KID as its subsidiary. Pursuant to Accounting Guideline No. 15, Consolidation of Variable Interest Entities, management of the Company analyzed its continuing interests in KID and concluded that the Company is not the primary beneficiary of KID as the Company will not absorb a majority of KID’s expected losses, if any. Management of the Company believes that KID’s total equity investment at risk is sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including the Company, and the facts that the guarantees currently provided by the Company (see the second last paragraph in this Note) will expire in the ordinary course pursuant to their terms and KID will get credit facilities on its own. Accordingly, the Company ceased to consolidate KID from March 31, 2010. At March 31, 2010, the carrying

TERRA NOVA ROYALTY CORPORATION
(Formerly KHD HUMBOLDT WEDAG INTERNATIONAL LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

amount of the Company’s investment in KID common shares approximated its fair value and there was no gain or loss recognized in connection with the cessation of the consolidation of KID. Effective March 31, 2010, the Company classifies its investment in these common shares of KID as available for sale. The shares are measured at their fair value, net of income tax, with changes in fair value recorded in other comprehensive income until they are disposed of.

In June 2010, the Company declared a special dividend whereby it distributed approximately 7,571,228 common shares of KID, representing approximately 23% of the total issued and outstanding common shares of KID, to the Company’s shareholders of record on July 1, 2010, on a pro rata basis, one common share of KID for every four of the Company’s common shares held. The special dividend was recorded at the carrying amount of $37,326 (which approximated its fair value) in the consolidated financial statements for the period ended June 30, 2010.

In September 2010, the Company distributed, as a return of capital, approximately 9,474,384 common shares of KID (representing approximately 29% of the total issued and outstanding common shares of KID) to the Company’s shareholders of record on September 23, 2010, on a pro rata basis, one common share of KID for every four of the Company’s common shares held. The carrying amount of these common shares of KID amounted to $46,904 which was within the fair value range obtained from a valuation. For financial statement presentation purposes, the distribution of common shares of KID was accounted for as a dividend in kind and the carrying amount was charged against retained earnings. This was a non-cash transaction.

As at September 30, 2010, the Company currently holds approximately 20% of the outstanding common shares of KID and intends to distribute further common shares of KID to the shareholders of Terra Nova on a tax free basis. (See Note 10).

Management is of the opinion that the KID common shares were not quoted in an active market at March 31, June 30 and September 30, 2010. At March 31, June 30 and September 30, 2010, the KID common shares were measured using Level 3 fair value hierarchy. The valuation was based on the earnings forecast of the operations of industrial plant technology, equipment and service business, as well as the expected earning multiple and discount rate. The KID common shares represented the only item in the Level 3 fair value hierarchy.

In its normal course of business prior to March 31, 2010, the Company issued guarantees to financial institutions for KID’s business and these guarantees will continue to be in force for a reasonable period of time following the consummation of the Arrangement. At September 30, 2010, the Company has issued guarantees in an aggregate amount of $125,554 which had been used and outstanding but were not recorded in the Company’s consolidated balance sheet. The aggregated amount comprised numerous guarantees with smaller amounts. No claims have been made against these guarantees. The guarantees will expire in the ordinary course pursuant to their terms.

Income taxes included capital gain taxes of $6,857 on the disposition and the outside basis difference of the KID common shares and a withholding tax of $2,932 deducted at source on the cash dividend paid by KID to the Company. The capital gain taxes were offset by Terra Nova’s non-capital loss carryforwards and, accordingly, did not involve cash payments.

Note 7.	Capital Stock

In connection with the implementation of the Arrangement, Terra Nova created three new classes of capital stock; class A common shares (the “Class A Common Shares”), class B common shares (the “Class B Common Shares” which now renamed “Common Shares”) and preferred shares (the “Preferred Shares”). As at September 30, 2010, there are 37,897,538 Common Shares outstanding.

TERRA NOVA ROYALTY CORPORATION
(Formerly KHD HUMBOLDT WEDAG INTERNATIONAL LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During the nine-month period ended September 30, 2010, the following Common Shares were issued and the amounts were credited to capital stock by the Company:

Nature	Number of shares	Amount

Exercise of stock options	25,000	$406
Purchase of shares in a corporation	41,400	303
Rights offering	7,571,227	49,665

On July 27, 2010, the Company announced a rights offering (the “Rights Offering”), pursuant to which each holder of the Company’s common shares of record as of August 6, 2010 received one transferable right (a “Right”) for every common share held as of such date. Every four Rights entitle a holder to purchase one common share of the Company at a price of $6.60 per share. The Rights expired on September 2, 2010. The proceeds of the Rights Offering, net of costs incurred, will be used to finance the acquisition and development of additional interests in mineral projects and/or properties and for working capital and general corporate purposes.

During the current period, 2,174,988 treasury shares of the Company, with a historical cost of $18,459, were cancelled by the Company. As at September 30, 2010, 3,142,256 Series 2 Class A Preference Shares are issued, which are held by the Company’s subsidiaries as treasury shares and are deducted from the Company’s shareholders’ equity.

Note 8.	Segment Information

Effective from March 31, 2010, the Company operates in a single reportable business segment: resource property. The resource property segment consists of a mining sub-lease of the lands upon which the Wabush iron ore mine is situated that commenced in 1956 and expires in 2055. Prior to the end of March 2010, the Company also operated in the industrial plant technology, equipment and service business for the cement and mining industries. (See Note 6.)

The results of operations for corporate and other primarily represent corporate income less expenses.

Summarized financial information concerning the segments is shown in the following tables:

	Nine months ended September 30, 2010
	Industrial plant
	technology,
	equipment	Resource	Corporate
	and service	property	and other	Total

Revenues from external customers	$101,585	$—	$—	$101,585
Income from resource property*	—	13,708	—	13,708
Interest expense
External	509	—	61	570
Internal	—	—	20	20
Income (loss) from continuing operations before income taxes	2,313	22,019	(12,162)	12,170

*	Not including arbitration award of $11,219 which represented the settlement of under-payments of royalty revenues in past years. The amount, net of related resource property revenue tax, was collected in October 2010.

TERRA NOVA ROYALTY CORPORATION
(Formerly KHD HUMBOLDT WEDAG INTERNATIONAL LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Nine months ended September 30, 2009
	Industrial plant
	technology,
	equipment	Resource	Corporate
	and service	property	and other	Total

Revenues from external customers	$366,208	$—	$—	$366,208
Income from resource property	—	8,552	—	8,552
Interest expense
External	1,554	—	470	2,024
Internal	—	—	342	342
Income (loss) from continuing operations before income taxes	24,619	5,720	(21,329)	9,010

Three months ended September 30, 2010
Industrial plant
technology,
	equipment	Resource	Corporate
	and service	property	and other	Total

Revenues from external customers	$—	$—	$—	$—
Income from resource property*	—	4,940	—	4,940
Interest expense
External	—	—	—	—
Internal	—	—	—	—
Income (loss) from continuing operations before income taxes	—	14,726	(7,290)	7,436

*	Not including arbitration award of $11,219 which represented the settlement of under-payments of royalty revenues in past years. The amount, net of related resource property revenue tax, was collected in October 2010.

	Three months ended September 30, 2009
	Industrial plant
	technology,
	equipment	Resource	Corporate
	and service	property	and other	Total

Revenues from external customers	$148,233	$—	$—	$148,233
Income from resource property	—	4,630	—	4,630
Interest expense
External	602	—	8	610
Internal	—	—	80	80
Income (loss) from continuing operations before income taxes	13,443	3,621	(3,898)	13,166

The two major customer groups of the industrial plant technology, equipment and service business segment were in cement, and coal and minerals industries. The Company divested the coal and minerals customer groups effective

TERRA NOVA ROYALTY CORPORATION
(Formerly KHD HUMBOLDT WEDAG INTERNATIONAL LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

September 30, 2009. The revenues of industrial plant engineering and equipment supply segment can be further broken down as follows:

	Nine months ended September 30,
	2010	2009

Cement	$101,585	$316,488
Coal and minerals	—	49,720

	$101,585	$366,208

	Three months ended September 30,
	2010	2009

Cement	$—	$128,449
Coal and minerals	—	19,784

	$—	$148,233

Total assets were $228,040 and $788,903 as at September 30, 2010 and December 31, 2009, respectively. The change of total assets reflected the reclassification due to the cessation of the consolidation of KID and the distributions of KID common shares. (See Note 6.)

Note 9.	Related Party Transactions

In the normal course of operations, the Company enters into transactions with related parties which include affiliates in which the Company has a significant equity interest (10% or more) or which have the ability to influence the affiliates’ or the Company’s operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. These related party transactions are measured at the exchange value which represents the amounts of consideration established and agreed to by the parties. In addition to transactions disclosed elsewhere in the financial statements, the Company had the following transactions with affiliates during the nine months ended September 30, 2010:

Continuing operations

Royalty expense paid and payable*	$(562)
Fee expenses	(2,044)
Interest income, net of interest expense	17

*	included in income from interest in resource property.

As at September 30, 2010, the Company had the following related party balances on its consolidated balance sheet:

Investment in shares in an affiliate, trading securities	$8,967
Due to affiliates	683

In addition, the Company also entered into an agreement with its former wholly-owned subsidiary whereby the Company agreed to offset its payables to the former subsidiary against its note receivable (CAD$1,750) from the former subsidiary plus accrued interest thereon. Furthermore, the Company obtained bridge financing of $8,000 from the affiliate for three days. The Company did not pay any interest and fees to this affiliate in relation to such bridge financing.

Management does not consider KID to be related to the Company effective March 31, 2010.

TERRA NOVA ROYALTY CORPORATION
(Formerly KHD HUMBOLDT WEDAG INTERNATIONAL LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 10.	Subsequent Events

On September 27, 2010, the Company announced that it entered into an agreement with Mass Financial Corp. (“Mass”) for the Company to acquire all of the issued and outstanding class A common shares of Mass by way of a multi-step transaction, including a take-over bid (the “Offer”) and the subsequent amalgamation of Mass and a wholly owned subsidiary of the Company. The Offer is one common share of the Company for each class A common share of Mass, valuing the transaction at approximately $225,000. The Offer is based upon the adjusted book value of each company on a diluted basis and values the Company’s common shares at $8.91 per share.

Mass’s business encompasses a broad spectrum of activities related to the integrated combination of commodities and natural resources, including trading, commercial trade, proprietary investing and financial services. The board of directors of the Company considered a number of factors, including, among other things, strategic growth through acquisition, adjusted book value valuation, increased scope, complementary businesses, management team, a fairness opinion from its financial advisors, meaningful cost savings and other synergies and facilitate the Mass acquisition, and recommended that the Company shareholders vote in favor of the share issuance pursuant to the Offer and the agreement. The Company had received authorization from the New York Stock Exchange to list the shares to be issued pursuant to the Offer and over 99% of the shares voted at its special meeting on October 29, 2010 approved the same.

Preliminary tabulations from the depositary for the Offer indicate that approximately 93% of the outstanding class A common shares of Mass, excluding those shares already held by the Company, were submitted for exchange into the Company’s common shares. The Company currently intends to acquire the common shares held by the non-controlling interest of Mass through a compulsory acquisition. The Company intends to complete the Offer on or about November 15, 2010.

The Offer is part of a multi-step transaction, which includes the subsequent merger of Mass and a subsidiary of the Company, designed to effect a combination.

After completion of the Offer, the Company intends to effect a fourth distribution of the balance of its shares of KID on a tax free basis to shareholders, subject to regulatory approval.

TERRA NOVA ROYALTY CORPORATION ANNOUNCES FOURTH KID DIVIDEND,
REPORTS 2010 THIRD QUARTER RESULTS AND CORPORATE UPDATE

NEW YORK (November 15, 2010)... Terra Nova Royalty Corporation (“Terra Nova”) (NYSE: TTT) today announces its fourth distribution of shares of KHD Humboldt Wedag International AG (“KID”), reports 2010 third quarter results and gives corporate update. Unless otherwise noted, all dollar amounts are in United States dollars.

In 2010, we separated into two distinct owned and operated businesses: a mineral royalty and natural resources business conducted by Terra Nova Royalty Corporation; and an industrial plant technology, equipment and service business conducted by our former subsidiary, KID (the “Industrial Business”). As a result of the separation, as of March 31, 2010, we no longer consolidate the results of the Industrial Business.

KID Distributions

The separation was effected by a distribution of KID shares to our shareholders in tranches:

•	March 30th, we distributed to our shareholders, by way of a return of capital, 8.6 million shares of KID (being about 26% of the issued KID shares), effectively tax free for shareholders;

•	July 1st, we distributed to our shareholders 7.6 million shares of KID (being about 23% of the issued KID shares) for which there was Canadian withholding tax of 15% for U.S. residents;

•	September 23rd, we distributed to our shareholders, by way of a return of capital, 9.5 million KID shares (being about 29% of the issued KID shares) without any withholding taxes; and

•	we will distribute to shareholders on December 31, 2010, the record date, subject to regulatory approval, by way of a return of capital, the balance of the KID shares held by Terra Nova, which will be tax free to Terra Nova and without tax for our shareholders. Based on the number of Terra Nova common shares outstanding after the acquisition of Mass Financial Corp. (“Mass”), shareholders will receive one KID share for every ten common shares of Terra Nova held at the record date (no fractional shares will be issued and amounts will be rounded to the nearest whole number). This distribution will be conducted on a similar basis to the past distributions of KID shares. Further instructions and materials respecting the distribution will be disseminated shortly in a separate news release and will also be posted to Terra Nova’s website. This is the final distribution of KID shares.

We wish to congratulate and wish KID success as an independent company. We remain very supportive of Jouni Salo and his excellent management team and will continue to assist them in every way we can in the future.

Results for the quarter ended September 30, 2010

For the three months ended September 30, 2010, Terra Nova reported total income from our resource property of $16.2 million and net income of $6.2 million, or $0.19 per share on a diluted basis. As at September 30, 2010, Terra Nova had cash and securities of $145.3 million and working capital was $155.3 million.

The following table sets out a summarized income statement for just our resource property segment and directly attributable direct costs, expenses and taxes:

	Three Months Ended
	September 30, 2010
	All amounts in thousands

Income from interest in resource property(1)	$4,940	(2)
Arbitration award	11,219

Total income from resource property	16,159

General and administration expenses
Expenses	1,130
Amortization	303

	1,433

Income before resource property revenue tax	14,726	(3)
Resource property revenue tax	3,319
Net income from resource property	$11,407(3)

(1)	Income from interest in resource property is subject to seasonal and cyclical fluctuations.

(2)	Revenue in the second quarter of 2010 reflected an increased price for one of the five component pellets, which increased the royalty rate per ton from C$5.955 in the second quarter of 2010 to C$6.571 in the third quarter of 2010.

(3)	It should be clearly noted that our overall income before tax and net income included additional costs, expenses and income taxes not directly related to our resource property business, which can be reconciled to GAAP as follows:

	Income before taxes	Net income

From resource property business	$14,726	$11,407
Additional costs, expense and income taxes not directly relate to resource property business	7,290	5,181

Per GAAP	$7,436	$6,226

For the nine months ended September 30, 2010 (which include revenue and expenses of the Industrial Business for the first quarter of 2010), Terra Nova reported total income from our resource property of $24.9 million, revenues from our former Industrial Business of $101.6 million and a net loss to our shareholders of $12.6 million, or a net loss of $0.41 per share on a diluted basis. Since we have deconsolidated the Industrial Business during the period, we do not believe that the results relating to it are indicative of our financial results on a going-forward basis.

Wabush Royalty — Recent Developments

There were five key developments relating to our royalty interest in the Wabush iron ore mine:

•	we received a favorable decision from the arbitration panel relating to our claims against the mine owners and received an award for damages for an aggregate royalty underpayment of approximately C$11.7 million. We are currently seeking to recover interest and expenses of approximately C$4.0 million;

•	the current royalty rate went up to C$6.57 per ton in the third quarter from C$5.96 and C$5.16 per ton, for the second and first quarter 2010, respectively;

•	the third quarter of 2010 showed a lower than average tons shipped. The major contributing factor was that Cliffs Natural Resource Inc. (“Cliffs”), the mine operator, conducted an equipment shutdown at the port for 18 days, due to scheduled maintenance;

•	we have given notice pursuant to our rights under the terms of the lease agreement underlying the Wabush royalty to renegotiate the royalty rate; and

•	management of the Wabush mine has indicated that Cliffs has planned capital expenditures, estimated at $40.0 to $45.0 million, in 2011 for conversion of the production lines to reduce manganese with an additional $30.0 million to be spent on other equipment upgrades and replacement, as well as about $30.0 million for environmental clean-up.

Royalty Rate and Non-Published Price Effect

The Wabush royalty is paid quarterly and is based on the tonnage of iron ore pellets shipped from Pointe Noire, Quebec. One of the major components in the calculation of the Wabush royalty rate payable is based on the most recently published prices of a basket of five particular iron ore pellets, only two of which have been published in the third quarter of 2010.

Historically, iron-ore benchmark prices were determined in the first quarter of the calendar year through negotiations between the major producers and their most significant customers. These prices were then generally adopted by the other suppliers when published.

The significant increase in benchmark prices from 2007 to 2008 was resisted by the major Chinese steel mills in particular, who also refused to accept the lowered benchmark pricing offered in 2009. This led major iron ore suppliers to announce a move to quarterly benchmark pricing for 2010, and culminated in the negotiation of proprietary pricing agreements with specific customers that were not published. As a result, the related royalty rate component for our Wabush royalty payments for the first half of 2010 was based on 2009 prices.

Increased prices for two of the five component pellets in the pricing basket have been recently published. If all five component pellets increase their prices to the 2008 levels, our royalty rate will be C$7.74 per ton.

Rights Offering Completed

On July 27, 2010, we announced a rights offering (the “Rights Offering”), pursuant to which, each holder of our common shares of record as of August 6, 2010, received one transferable right (a “Right”) for every common share held as of such date. Every four Rights entitled a holder to purchase one common share at a price of $6.60. On September 8, 2010 we announced that the Rights Offering was fully subscribed. A total of 7,571,227 Shares of terra Nova were issued under the Rights Offering pursuant to the subscription privileges, representing total gross proceeds of approximately $50.0 million. The Rights Offering was oversubscribed, with subscriptions and requests for oversubscription amounting to approximately $125.5 million, or well over twice the amount we offered for sale. We appreciated the vote of confidence represented by this response.

Accounting

We intend to change our financial reporting standards from Canadian GAAP to International Financial Reporting Standards (“IFRS”) from January 1, 2010 and have applied to Canadian securities regulators to do so. Pursuant to IAS.16, Property, Plant and Equipment, we currently expect to increase the value of the Wabush royalty asset to its fair value. If this were implemented as of December 31, 2009, based upon our current valuation including current royalty rates and forecasted demand, we currently estimate it would result in a value for the existing royalty of $200 million and we estimate the pro-forma effect on such an increase would be as follows:

All amounts in thousands,
except per share data

Carrying value Dec. 31, 2009	$27,150
Valuation increase	172,850
Revised book value[1]	200,000
Long-term income tax provision	(51,850)
Increase in shareholders’ equity	121,000
Shares outstanding (000’s)[2]	62,570
Increase in shareholders’ equity per share	$1.93

Notes: 1.	The increase in value has been calculated using a discount rate of 8%.

2.	Number of shares outstanding after the acquisition of 100 percent of the common shares of Mass.

The above-mentioned valuation does not take into consideration the current pricing developments.

The final distribution of the KID shares in the fourth quarter and the change to IFRS will allow us to present a clearer picture of our financial position by presenting KID as a discontinued operation which in effect removes KID results from our profit and loss statement and year end balance sheet with our royalty assets revalued at December 31, 2010. We believe this presentation will provide a very clear foundation going forward.

Book Value

We view our book value per share as a key indicator of our overall financial performance. Our pro forma book value per share as at September 30, 2010, giving effect to the next distribution of KID shares and the Rights Offering, is set forth below.

	30-Sep-10	Number of shares
	All dollar amounts in thousands, except per share amounts

Historical shareholders’ equity amount of Terra Nova	$219,764	37,897,538
Shares (approx) issued for acquisition of Mass	224,564	24,672,850
Revaluation of interest in resource property, net of taxes	121,000	n/a
Distribution of KID shares (4th tranche)	−32,678	n/a

	532,650	2,570,388

Per share, pro forma	$8.51

Cash dividend policy

The Board of Directors met on November 2, 2010. At the meeting the Board stated that it intends to pay a regular quarterly cash dividend at a rate equal to the NYSE Composite annual dividend yield plus 0.25%, with the first regular quarterly dividend on January 20, 2011.

Tender Offer for Mass

On November 9, 2010, we announced the expiry of our offer to acquire all of the class A common shares of Mass (Vienna Stock Exchange symbol: MASS) (OTC Pink Sheets: MFCAF) through a wholly-owned subsidiary (the “Offer”). Pursuant to the Offer, Mass shares, representing over 93% of the outstanding shares of Mass, excluding shares held by Terra Nova, were tendered.

All conditions of the Offer have either been satisfied or waived, and Terra Nova will accept all tendered Mass shares. We plan to acquire the remaining Mass shares through a compulsory acquisition pursuant to applicable laws and, subsequently intend to cause the amalgamation of Mass with a wholly-owned subsidiary of Terra Nova.

The acquisition of Mass changes our profile, with the combined company having annual revenues in the range of $400 million and a stronger balance sheet. We will continue to trade on the NYSE under the ticker symbol: TTT.

Terra Nova intends to change its name, upon NYSE approval, to better reflect its ongoing business. We will issue approximately 25 million shares in exchange for shares of Mass pursuant to the Offer and subsequent transactions, resulting in our issued & outstanding share balance being approximately 62.6 million. The events of the third quarter were landmarks for Terra Nova, and the third-quarter report will be the last before the acquisition of Mass.

Chairman Michael Smith commented: “We believe that we are well positioned to grow Terra Nova, as we have a strong balance sheet, and good cash flow. We continually review the effectiveness of our strategy and are working on substantial opportunities, but are maintaining our financial discipline. Our commitment is to enhance shareholder value. Upon completion of the Mass transaction, Ernest Alders will be appointed President of the combined Companies, and Ferdinand Steinbauer will be our new Chief Financial Officer. I will stay on as Chief Executive Officer and Chairman of Terra Nova.

We would like to take this opportunity to welcome the Mass shareholders and especially our new 550 Mass employees to the Terra Nova family. This transaction is also excellent for our suppliers and customers.”

Shareholders are encouraged to read the entire Form 6-K, which has been filed with the SEC, for a greater understanding of Terra Nova.

Today at 10:00 a.m. EDT (7:00 a.m. PDT), a conference call will be held to review Terra Nova’s announcement and results. This call will be broadcast live over the Internet at www.terranovaroyalty.com. An online archive will be available immediately following the call and will continue for seven days. You may also to listen to the audio replay by phone by dialing: 1 (877) 660 6853 using conference ID number: 360996, account number #356. International callers should dial: 1 (201) 612 7415.

About Terra Nova Royalty Corporation

Terra Nova Royalty Corporation is active in a broad spectrum of activities related to the integrated combination of trading, resources, royalty, financing and proprietary investing.

Disclaimer for Forward-Looking Information

Certain statements in this news release are forward-looking statements, which reflect our management’s expectations regarding our future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits we will obtain from them. These forward-looking statements reflect management’s current views and are based on certain assumptions and speak only as of the date hereof. These assumptions, which include management’s current expectations, estimates and assumptions about our business and the markets we operate in, the global economic environment, interest rates, exchange rates and our ability to manage our assets and operating costs, may prove to be incorrect. A number of risks and uncertainties could cause our actual results to differ materially from those expressed or implied by the forward-looking statements, including: (i) changes in iron ore and other commodities prices; (ii) the performance of the properties underlying our interests; (iii) decisions and activities of the operator of our royalty properties and other interests; (iv) unanticipated grade, geological, metallurgical, processing or other problems experienced by the operators of our royalty properties and other interests; (v) economic and market conditions; (vi) our ability to successfully integrate Mass with our business; and (vii) the availability of royalties for acquisition or other acquisition opportunities and the availability of debt or equity financing necessary to complete such acquisitions. There is a significant risk that our forecasts and other forward-looking statements will not prove to be accurate. Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional information about these and other assumptions, risks and uncertainties are set out in our MD&A filed with Canadian securities regulators and filed on Form 6-K with the SEC and our Form 20-F for the year ended December 31, 2009.

UNAUDITED INTERIM FINANCIAL TABLES FOLLOW —

TERRA NOVA ROYALTY CORPORATION

CONSOLIDATED BALANCE SHEETS
September 30, 2010 and December 31, 2009

	2010	2009
	(Unaudited)
	(U.S. Dollars in Thousands)

ASSETS
Current Assets
Cash and cash equivalents	$133,273	$420,551
Short-term cash deposits	—	6,916
Securities	12,040	16,432
Restricted cash	2,981	24,979
Accounts receivable, trade	—	96,982
Other receivables	14,122	36,179
Amount due from a former subsidiary	373	—
Inventories	—	80,815
Contract deposits, prepaid and other	802	53,893
Future income tax assets	—	1,748

Total current assets	163,591	738,495
Non-current Assets
Note receivables	—	1,672
Accounts receivable, trade	—	4,660
Investment in a former subsidiary	32,678	—
Property, plant and equipment	109	2,257
Interest in resource property	26,927	27,150
Equity method investments	—	73
Future income tax assets	4,735	13,405
Other non-current assets	—	1,191

Total non-current assets	64,449	50,408

Total assets	$228,040	$788,903

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued expenses	$7,759	$191,746
Progress billings above costs and estimated earnings on uncompleted contracts	—	77,841
Advance payments received from customers	—	26,927
Income tax liabilities	517	18,092
Deferred credit, future income tax assets	—	1,748
Accrued pension liabilities, current portion	—	2,070
Provision for warranty costs, current portion	—	28,282
Provision for supplier commitments on terminated customer contracts	—	12,943
Provision for restructuring costs	—	8,025

Total current liabilities	8,276	367,674
Long-term Liabilities
Debt, less current portion	—	11,649
Accrued pension liabilities, less current portion	—	28,861
Provision for warranty costs, less current portion	—	25,711
Future income tax liability	—	14,210
Other long-term liabilities	—	15,607

Total long-term liabilities	—	96,038

Total liabilities	8,276	463,712

EQUITY
Capital stock	183,302	141,604
Treasury stock	(64,875)	(83,334)
Contributed surplus	5,737	7,232
Retained earnings	33,628	185,790
Accumulated other comprehensive income	61,972	68,496

Total shareholders’ equity	219,764	319,788
Non-controlling interests	—	5,403

Total equity	219,764	325,191

	$228,040	$788,903

TERRA NOVA ROYALTY CORPORATION

CONSOLIDATED STATEMENTS OF INCOME
For the Three Months Ended September 30, 2010 and 2009

	2010	2009
	(Unaudited)
	(U.S. Dollars in Thousands,
	Except per Share Data)

Revenues	$—	$148,233
Cost of revenues	—	(122,433)
Reduction in loss on terminated customer contracts	—	2,127
Restructuring costs, reversals of write-downs on inventories	—	1,121

Gross profit	—	29,048
Income from interest in resource property	4,940	4,630
Selling, general and administrative expense	(5,329)	(17,950)
Stock-based compensation expense — selling, general and administrative	—	(206)
Arbitration award — resource property	11,219	—
Restructuring costs	—	(4,063)

Operating income	10,830	11,459

Interest income	885	2,014
Interest expense	—	(610)
Foreign currency transaction losses, net	(1,495)	(1,413)
Share of loss of equity method investee	—	(257)
Other income (expense), net	(2,784)	1,973

Income before income taxes	7,436	13,166
(Provision for) recovery of income taxes:
Income taxes	2,109	(4,110)
Resource property revenue taxes	(3,319)	(1,052)

	(1,210)	(5,162)

Net income	6,226	8,004
Less: Net income attributable to the non-controlling interest	—	(529)

Net income attributable to holders of common shares of Terra Nova Royalty Corporation	$6,226	$7,475

Basic and diluted earnings per share	$0.19	$0.25

Weighted average number of common shares outstanding
— basic	32,196,618	30,259,911
— diluted	32,196,618	30,259,911

TERRA NOVA ROYALTY CORPORATION

CONSOLIDATED STATEMENTS OF (LOSS) INCOME
For the Nine Months Ended September 30, 2010 and 2009

	2010	2009
	(Unaudited)
	(U.S. Dollars in Thousands, Except per Share Data)

Revenues	$101,585	$366,208
Cost of revenues	(78,659)	(296,160)
Reduction in loss on terminated customer contracts	3,517	76

Gross profit	26,443	70,124
Income from interest in resource property	13,708	8,552
Selling, general and administrative expense	(31,425)	(55,467)
Stock-based compensation recovery — selling, general and administrative	1,415	210
Arbitration award — resource property	11,219	—
Restructuring (costs) recovery	465	(10,836)

Operating income	21,825	12,583

Interest income	2,435	5,962
Interest expense	(570)	(2,024)
Foreign currency transaction losses, net	(8,607)	(733)
Share of loss of equity method investee	—	(278)
Loss on settlement of investment in preferred shares of former subsidiaries	—	(9,538)
Other income (expense), net	(2,913)	3,038

Income before income taxes	12,170	9,010
Provision for income taxes:
Income taxes	(19,418)	(5,374)
Resource property revenue taxes	(5,275)	(1,941)

	(24,693)	(7,315)

Net income (loss)	(12,523)	1,695
Less: Net income attributable to the non-controlling interests	(74)	(469)

Net income (loss) attributable to holders of common shares of Terra Nova Royalty Corporation	$(12,597)	$1,226

Basic and diluted earnings (loss) per share	$(0.41)	$0.04

Weighted average number of common shares outstanding
— basic	30,925,754	30,385,985
— diluted	30,925,754	30,385,985

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERRA NOVA ROYALTY CORPORATION

By:	/s/ Michael J. Smith
Michael J. Smith Chairman
Date: November 15, 2010